Filed Pursuant to Rule 424(b)(1)
Registration No. 333-133951

7,263,165 Shares

Under Armour, Inc.

Class A Common Stock

The selling stockholders of Under Amour, Inc. identified in this prospectus are offering 7,263,165 shares of Class A common stock. Under Armour, Inc. will not receive any of the proceeds from the sale of the shares being sold in this offering.

Under Armour, Inc. has two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to 10 votes per share and is convertible into one share of Class A common stock upon the occurrence of certain events. All of the Class B common stock is beneficially owned by Kevin A. Plank, our founder and Chief Executive Officer. Following this offering, Mr. Plank will control common stock representing 80.3% of the total voting power of our common stock.

The Class A common stock is quoted on The Nasdaq National Market under the symbol “UARM.” The last reported sale price of the Class A common stock on May 25, 2006 was $34.18 per share.

See “ Risk Factors” on page 7 to read about factors you should consider before buying shares of the Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$34.00	$246,947,610.00
Underwriting discount	$1.36	$9,877,904.40
Proceeds, before expenses, to the selling stockholders	$32.64	$237,069,705.60

To the extent that the underwriters sell more than 7,263,165 shares of Class A common stock, the underwriters have the option to purchase up to an additional 1,089,474 shares of Class A common stock from certain selling stockholders at the public offering price less the underwriting discount.

The underwriters expect to deliver the shares of Class A common stock against payment in New York, New York on June 1, 2006.

Goldman, Sachs & Co.
CIBC World Markets		Wachovia Securities
Banc of America Securities LLC	Piper Jaffray	Thomas Weisel Partners LLC

Prospectus dated May 25, 2006.

BRAND MISSION

TO DELIVER OUR UNIVERSAL GUARANTEE OF PERFORMANCE WITH SUPERIOR PRODUCT AND UNPARALLELED SERVICE.

FOR THE PAST DECADE, WE'VE PROVIDED THE WORLD WITH TECHNICALLY ADVANCED PRODUCTS ENGINEERED WITH OUR SUPERIOR FABRIC CONSTRUCTION, EXCLUSIVE MOISTURE MANAGEMENT, AND PROVEN INNOVATION. EVERY UNDER ARMOUR℠ PRODUCT IS DOING SOMETHING FOR YOU: IT'S MAKING YOU BETTER. THE LOGO IS OUR GUARANTEE.

SOURCES OF MARKET AND INDUSTRY DATA

This prospectus includes market share and industry data and forecasts that we have obtained from internal company surveys, market research, consultant surveys, publicly available information and industry publications and surveys. Information regarding the U.S. sports apparel and active sports apparel markets is derived from The NPD Group, Inc.’s 2005 NPD Fashionworld Consumer Estimated data. Except where otherwise noted, statements as to our position relative to our competitors or as to market share refer to the most recent available data.

USE OF TRADEMARKS AND TRADE NAMES

We have a number of registered marks, including Under Armour®, HeatGear®, ColdGear®, AllSeasonGear®, LooseGear® and the Under Armour design mark, and we have applied to register our Protect This House™, Duplicity™, I Think You Hear Us Coming™ and Click Clack™ trademarks. This prospectus also contains trademarks and trade names of other companies. All trademarks and trade names appearing in this prospectus are the property of their respective holders.

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PROSPECTUS SUMMARY

The following summary highlights information appearing elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire prospectus as well as the information incorporated herein by reference carefully. In particular, you should read the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes relating to those statements included elsewhere in this prospectus or in the documents incorporated herein by reference.

Our Company

Under Armour is a leading designer, developer, marketer and distributor of technologically advanced, branded performance products for men, women and youth. We endeavor to build each and every Under Armour product with superior fabrication and design innovation utilizing a variety of synthetic microfiber fabrications. The broadening consumer demand for our products among professional, collegiate and Olympic teams and athletes, active outdoor enthusiasts, elite tactical professionals and consumers with active lifestyles is evidenced by our rapid net revenues growth from $5.3 million in 2000 to $281.1 million in 2005, representing a compound annual growth rate of approximately 120.9%. Our operating income has increased from $0.7 million in 2000 to $35.9 million in 2005, representing a compound annual growth rate of approximately 119.3%. We have continued our rapid growth in 2006 with net revenues increasing from $58.2 million in the first quarter of 2005 to $87.7 million in the first quarter of 2006, which represents an increase of 50.7%. Our operating income increased from $4.9 million in the first quarter of 2005 to $14.2 million in the first quarter of 2006, which represents an increase of 189.6%.

Our business began in 1995 as an idea of our founder and Chief Executive Officer, Kevin A. Plank, then special teams captain for the University of Maryland football team, when he set out to develop a next generation T-shirt. A year of fabric and product testing resulted in the first Under Armour compression product — a synthetic shirt worn beneath an athlete’s uniform or equipment that provided a snug fit, like a second skin, and remained drier and lighter. Since then, our products have evolved and expanded to include a wide variety of shirts, shorts, underwear, outerwear, gloves and other offerings, but our focus has remained the same — to replace basic cotton products with innovative performance products that enable the wearer to feel drier, lighter and more comfortable.

Our products are merchandised to clearly communicate the condition or uses for which they were designed, including HeatGear to wear when it is hot, ColdGear to wear when it is cold and AllSeasonGear to wear when conditions are between the two. Within each of these different product lines our apparel comes in three fit types: compression (tight fitting), fitted (athletic cut) and loose (relaxed).

Our two-part marketing and branding strategy begins by selling our products to high profile athletes and teams, most notably in the National Football League, Major League Baseball, the National Hockey League and major collegiate and Olympic sports. We believe that sales to high profile athletes and teams strengthen our brand authenticity and, as a result, build consumer demand.

Our products can currently be purchased across the United States, Canada and Japan, and in France, Germany and the United Kingdom, in over 8,700 retail stores, up from approximately 500 retail stores in 2000. Sales to retail stores comprised approximately 90% of our total net revenues for 2005. We also sell our products directly to athletes and other users through our sports marketing group, to consumers through six retail outlet stores and through our website and toll-free call center.

We believe that our strengths, which include the following, have enabled us to generate strong financial performance:

•	Powerful Brand Identity. We believe we have positioned our brand to represent a leading choice in performance products for athletes by striving to establish the brand loyalty of professional, collegiate and Olympic athletes and teams and developing formal relationships as official suppliers to high profile teams and leagues.

•	Focus on Product Performance. We focus on creating a full range of performance products in a variety of styles and fits that incorporate advanced fabrications and manufacturing techniques into our products.

•	Simple Merchandising Story. We communicate the technical aspect of our products to consumers by merchandising our products based on climate and use, with consistent color-coding in our advertising, fixturing, point-of-purchase displays and product hangtags.

•	Customer Satisfaction. We believe we have established a reputation for delivering high-quality performance products in a timely manner, in accordance with our retailers’ delivery requirements, and supported by a consistent merchandising and marketing message.

•	Proven Management Team and Culture Focused on Innovation. Our founder and Chief Executive Officer, Kevin A. Plank, has fostered a corporate culture based on innovation with the support of our core team of Under Armour brand experts and individuals who possess substantial experience in the apparel, footwear and sporting goods industries.

We intend to continue to increase net revenues and profitability by strengthening our position in the sports apparel market and growing our market. Specific elements of our strategy for continued growth include building our core mens business, expanding our womens business, broadening product offerings and introducing our performance products globally.

Our performance products are designed for use in a variety of sports and other activities, and as casual apparel. We also believe that our products will appeal to consumers in a number of other markets, including outdoor recreation, tactical and mountain sports. We focus on marketing and selling our products to consumers, either directly or through stores operated by the retailers who sell our products. We refer to these retailers in this prospectus as our customers, and we refer to the end-users of our products as consumers.

Our Corporate History and Principal Office

We were incorporated in Maryland in 1996 as KP Sports, Inc. In March 2005, we changed our name to Under Armour, Inc. Our principal executive office is located at 1020 Hull Street, Baltimore, Maryland 21230 and our telephone number is (888) 4ARMOUR (427-6687). We maintain a website at www.underarmour.com on which we post all reports we file with the Securities and Exchange Commission, or the SEC, under Section 13(a) of the Securities Exchange Act of 1934. We also post on this site our key corporate governance documents, including our board committee charters and our ethics policy. Information on our website is not, however, a part of this prospectus.

The Offering

Class A common stock offered by the selling stockholders	7,263,165 shares

Common stock to be outstanding after this offering:

Class A	33,544,969 shares

Class B	13,700,000 shares

Use of proceeds	We will not receive any proceeds from the sale of shares in this offering.

Voting rights	Our common stock consists of two classes: Class A common stock and Class B common stock. Purchasers in this offering will acquire Class A common stock. Class A and Class B common stock are identical in all respects, except with respect to voting and conversion rights. Holders of Class A common stock are entitled to one vote per share, and holders of Class B common stock are entitled to 10 votes per share, on all matters to be voted on by our common stockholders. Shares of Class A and Class B common stock vote together as a single class on all matters submitted to a vote of stockholders.

All of the shares of Class B common stock are beneficially owned by Kevin A. Plank, our founder and Chief Executive Officer. Immediately following the closing of this offering, Mr. Plank will beneficially own shares of Class B common stock representing 80.3% of the combined voting power of our outstanding common stock. As a result, Mr. Plank will be able to control the outcome of substantially all matters submitted to a vote of our stockholders, including the election of directors, amendments to our charter and mergers or other business combinations.

The shares of Class B common stock that Mr. Plank sells in this offering will automatically convert into a like number of shares of Class A common stock upon transfer to the underwriters. See “—Class B common stock conversion rights.”

Class B common stock conversion rights	Shares of Class B common stock may only be held by Mr. Plank, non-profit or other corporations or partnerships controlled by him or his wife or trusts organized for the benefit of him or his wife or children or for charitable purposes if he or his wife controls the trust. We refer in this prospectus to each such entity as a “Kevin A. Plank family entity.” Shares of Class B common stock that are transferred to a holder other than a Kevin A. Plank family entity will automatically convert into a like number of shares of Class A common stock. In addition, all of the Class B common stock will convert into Class A common stock on a one-for-one basis on the date upon which the number of shares of Class A common stock and Class B common stock beneficially owned by Mr. Plank and any Kevin A. Plank family entities, in the aggregate, represents less than 15.0% of the total number of shares of Class A and Class B common stock outstanding. See “Description of Capital Stock — Common Stock.”

Nasdaq symbol	UARM

Risk Factors	See “Risk Factors” beginning on page 7 and other information included in this prospectus and the information incorporated herein by reference for a discussion of factors that you should carefully consider before investing in our Class A common stock.

The number of shares of common stock that will be outstanding after this offering in the table above excludes:

•	3,237,140 shares of Class A common stock issuable upon exercise of outstanding stock options with a weighted average exercise price of $5.52 per share, of which 945,431 were vested as of May 22, 2006;

•	2,236,475 additional shares of Class A common stock reserved for issuance under our 2005 Omnibus Long-Term Incentive Plan as of May 22, 2006; and

•	996,572 additional shares of Class A common stock reserved for issuance under our Employee Stock Purchase Plan as of May 22, 2006.

Except as otherwise noted, all information in this prospectus assumes that the underwriters do not exercise their option to purchase up to 1,089,474 additional shares of Class A common stock from certain selling stockholders.

Summary Consolidated Financial Data

You should read the data set forth below in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this prospectus or incorporated herein by reference. We derived the summary financial data for each of the three years ended December 31, 2003, 2004, 2005 and as of December 31, 2004 and 2005 from our audited consolidated financial statements and the related notes incorporated herein by reference. We derived the summary financial data for the years ended December 31, 2001 and 2002 and as of December 31, 2001, 2002 and 2003 from our audited consolidated financial statements and the related notes not included in this prospectus or incorporated herein by reference. We derived the summary financial data for each of the three-month periods ended March 31, 2005 and 2006 and as of March 31, 2006 from our unaudited consolidated financial statements and the related notes incorporated herein by reference. The summary financial data for the three-month period ended March 31, 2006 are not necessarily indicative of our results for the year ending December 31, 2006 and our historical results are not necessarily indicative of our results for any future period.

	Year Ended December 31,					Three Months Ended March 31,
	2001	2002	2003	2004	2005	2005	2006
In thousands, except per share amounts
Statements of Income data:
Net revenues	$19,732	$49,550	$115,419	$205,181	$281,053	$58,187	$87,696
Cost of goods sold	9,348	26,329	64,757	109,748	145,203	32,349	43,384

Gross profit	10,384	23,221	50,662	95,433	135,850	25,838	44,312
Selling, general and administrative expenses	7,035	18,908	40,709	70,053	99,961	20,941	30,132

Income from operations	3,349	4,313	9,953	25,380	35,889	4,897	14,180
Interest (expense) income, net	(305)	(894)	(2,214)	(1,284)	(2,915)	(589)	498

Income before income taxes	3,044	3,419	7,739	24,096	32,974	4,308	14,678
Provision for income taxes(1)	36	653	1,991	7,774	13,255	1,799	5,944

Net income	3,008	2,766	5,748	16,322	19,719	2,509	8,734

Accretion of and cumulative preferred dividends on Series A preferred stock	—	—	475	1,994	5,307	598	—

Net income available to common stockholders	$3,008	$2,766	$5,273	$14,328	$14,412	$1,911	$8,734

Net income per share:
Basic	$0.13	$0.09	$0.16	$0.41	$0.39	$0.05	$0.19
Diluted	$0.12	$0.08	$0.15	$0.39	$0.36	$0.05	$0.18

Weighted average common shares outstanding:
Basic	23,160	31,200	32,106	35,124	37,199	35,525	46,486
Diluted	24,483	32,967	34,146	36,774	39,686	37,850	49,499

Dividends declared	$872	$2,826	$3,640	$5,000	—	—	—

(1)	Effective January 1, 2002, we elected to be taxed as a “C” corporation for federal income tax purposes. Prior to this election, we were not subject to federal income taxation at the corporation level.

	At December 31,					At March 31,
	2001	2002	2003	2004	2005	2006
In thousands
Balance Sheet Data:
Cash and cash equivalents	$297	$794	$667	$1,085	$62,977	$58,292
Working capital(1)	4,981	5,296	13,822	16,690	134,118	140,830
Inventories	4,419	13,905	21,849	48,055	53,607	53,475
Total assets	9,539	29,524	54,725	110,977	203,687	211,231
Total debt and capital lease obligations, including current maturities	4,388	16,976	22,018	45,133	8,391	8,450
Mandatorily redeemable preferred stock	—	—	4,698	6,692	—	—
Total stockholders’ equity	2,822	2,827	11,865	21,237	150,830	160,700

(1)	Working capital is defined as current assets minus current liabilities.

RISK FACTORS

You should carefully consider the risks described below, together with all of the other information in this prospectus, as well as the information incorporated herein by reference, before deciding to invest in our Class A common stock. If any of these risks actually occurs, our business, financial condition or results of operations may suffer. As a result, the price of our Class A common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business and Industry

If we continue to grow at a rapid pace, we may not be able to manage that growth effectively and our brand image, net revenues and profitability may decline.

We have expanded our operations rapidly since our inception and our net revenues have increased to $281.1 million in 2005 from $5.3 million in 2000. Our substantial growth has placed a significant strain on our management systems and resources. If our operations continue to grow, we will be required to continue to expand our sales and marketing, product development and distribution functions and to upgrade our management information systems and other processes and technology as well as obtain more space to support our expanding workforce. This expansion could increase the strain on these and other resources, and we could experience serious operating difficulties, including difficulties in hiring, training and managing an increasing number of employees, difficulties in obtaining sufficient raw materials and manufacturing capacity to produce our products, and delays in production and shipments. These difficulties would likely result in the erosion of our brand image and a resulting decrease in net revenues, net income and the price of our Class A common stock.

We rely significantly on information technology and any failure, inadequacy, interruption or security lapse of that technology could harm our ability to effectively operate our business.

Our ability to effectively manage and maintain our inventory and internal reports, and to ship products to customers and invoice them on a timely basis depends significantly on our enterprise resource system, or ERP, which we implemented in the second quarter of 2006. The failure of this system to operate effectively or to integrate with other systems, or a breach in security of this system could cause delays in product fulfillment and reduced efficiency of our operations, and it could require significant capital investments to remediate any such failure, problem or breach. We cannot assure you that such events will not occur.

Our profitability may decline as a result of increasing pressure on margins.

Our industry is subject to significant pricing pressure caused by many factors, including intense competition, consolidation in the retail industry, pressure from retailers to reduce the costs of products and changes in consumer demand. These factors may cause us to reduce our prices to retailers and consumers, which could cause our gross margin to decline if we are unable to offset price reductions with comparable reductions in our operating costs. If our gross margin declines and we fail to sufficiently reduce our cost of goods sold or grow our net revenues, our profitability will decline, and we could incur operating losses that we may be unable to fund or sustain for extended periods of time, if at all. This could have a material adverse effect on our results of operations, liquidity and financial condition and could result in a decline in the price of our Class A common stock.

A decline in sales to, or the loss of, one or more of our key customers could result in a material loss of revenues and negatively impact our prospects for growth.

In 2005, approximately 36% of our net revenues were generated from sales to our two largest customers, Dick’s Sporting Goods and The Sports Authority. The percentage of our net revenues attributable to these customers has increased in recent years as these customers opened new store locations and devoted an increased portion of their floor space to our products. We expect this trend to continue in 2006. However, we do not enter into long-term sales contracts with these or our other key customers, relying instead on our relationships with these customers and on our position in the marketplace. As a result, we face the risk that one or more of these key customers may not increase their business with us as we expect, or may significantly decrease their business with us or terminate their relationship with us. The failure to increase our sales to these customers as we anticipate would have a negative impact on our growth prospects and any decrease or loss of these key customers’ business could result in a material decrease in our net revenues and net income.

We are incurring increased costs and are exposed to risks associated with complying with increasing and new regulation of corporate governance and disclosure standards.

We completed our initial public offering in November 2005. We are spending a significant amount of management time and external resources to comply with laws, regulations and standards relating to corporate governance and public disclosure, including under the Sarbanes-Oxley Act of 2002 (“SOX”), new SEC regulations and NASDAQ Stock Market rules. Our management team has limited experience operating a public reporting company. As a result, we will likely need to continue to improve our financial and management controls and our reporting systems and procedures.

Section 404 of SOX requires management’s annual review and evaluation of our internal controls over financial reporting and attestations of the effectiveness of these controls by our management and by our independent registered public accounting firm. We are required by Section 404 to be compliant by December 31, 2006. Though we have undertaken efforts to become SOX compliant by the end of 2006, there is no guarantee that these efforts will result in management assurance or an attestation by the independent auditors that internal controls over financial reporting are adequate. In the event that our Chief Executive Officer, Chief Financial Officer or independent registered public accounting firm determines that our controls over financial reporting are not effective as required by Section 404 of SOX, investor perceptions of us may be adversely affected and, among other things, this could cause a decline in the price of our Class A common stock. In addition, our overhead may increase and our net income may decline as a percentage of net revenues as a result of the additional costs associated with complying with the complex legal regime associated with being a public reporting company.

Sales of performance products may not continue to grow and this could adversely impact our ability to grow our business.

We believe that continued growth in industry-wide sales of performance products will be largely dependent on consumers continuing to transition from traditional alternatives, such as basic cotton T-shirts, to performance products. If consumers are not convinced that performance products are a better choice than traditional alternatives, growth in the industry and our business could be adversely affected. In addition, because performance products are often more expensive than traditional alternatives, consumers who are convinced that performance products provide a better alternative may still not be convinced that they are worth the extra cost. If industry-wide sales of performance products do not grow, our ability to continue to grow our business and our financial condition and results of operations could be materially adversely impacted.

If we are unable to anticipate consumer preferences and develop new products, we may not be able to maintain or increase our net revenues and profitability.

Our success depends on our ability to identify, originate and define product trends as well as to anticipate, gauge and react to changing consumer demands in a timely manner. All of our products are subject to changing consumer preferences that cannot be predicted with certainty. Our new products may not receive consumer acceptance as consumer preferences could shift rapidly to different types of performance or other sports apparel or away from these types of products altogether, and our future success depends in part on our ability to anticipate and respond to these changes. There can be no assurance that we will respond to changing preferences in a timely manner. Failure to anticipate and respond to changing consumer preferences could lead to, among other things, lower sales and excess inventory levels.

Even if we are successful in anticipating consumer preferences, our ability to adequately react to and address those preferences will in part depend upon our continued ability to develop and introduce innovative products, and there can be no assurance of our ability to do so. In addition, there can be no assurance that our strategy of continuing to expand the range of performance products that we offer into new product categories will be well received by consumers or will not dilute our brand image and result in a shift of consumer preferences away from our product lines. The failure to effectively introduce new products and enter into new product categories that are accepted by consumers could result in a decrease in net revenues and excess inventory levels, which could have a material adverse effect on our financial condition and result in a decline in the price of our Class A common stock.

If the financial condition of our retail customers declines, our financial condition and results of operations could be adversely impacted.

We extend credit to our customers based on an assessment of a customer’s financial condition, generally without requiring collateral. We face increased risk of order reduction or cancellation when dealing with financially ailing customers or customers struggling with economic uncertainty. A slowing economy in our key markets or a continued decline in consumer purchases of sporting goods generally could have an adverse effect on the financial health of our retail customers, which could in turn have an adverse effect on our sales, our ability to collect on receivables, our ability to borrow under our revolving credit facility and our financial condition.

If we encounter problems with our distribution system, our ability to deliver our products to the market would be adversely affected.

We rely on our distribution facility in Glen Burnie, Maryland, which became fully operational in July 2004, for substantially all of our product distribution. Our distribution facility includes computer controlled and automated equipment, which means the operations are complicated and may be subject to a number of risks related to security or computer viruses, the proper operation of software and hardware, electronic or power interruptions or other system failures. In addition, because substantially all of our products are distributed from one location, our operations could also be interrupted by floods, fires or other natural disasters near our distribution facility, as well as labor difficulties. We maintain business interruption insurance, but it may not adequately protect us from the adverse effects that could be caused by significant disruptions in our distribution facility, such as the long-term loss of customers or an erosion of our brand image. In addition, our distribution capacity is dependent on the timely performance of services by third parties, including the shipping of product to and from our distribution facility. If we encounter problems with our distribution facility, our ability to meet customer expectations, manage inventory, complete sales and achieve objectives for operating efficiencies could be materially adversely affected.

We rely on third-party suppliers and manufacturers to provide fabrics for and to produce our products, and we have limited control over these suppliers and manufacturers and may not be able to obtain quality products on a timely basis or in sufficient quantity.

Many of the specialty fabrics used in our products are technically advanced textile products developed by third parties and may be available, in the short-term, from a very limited number of sources. Substantially all of our products are manufactured by unaffiliated manufacturers, and, in 2005, three manufacturers produced over 35% of our products. We have no long-term contracts with our suppliers or manufacturing sources, and we compete with other companies for fabrics, raw materials, production and import quota capacity.

There can be no assurance that there will not be a significant disruption in the supply of fabrics or raw materials from current sources or, in the event of a disruption, that we would be able to locate alternative suppliers of materials of comparable quality at an acceptable price, or at all. In addition, we cannot be certain that our unaffiliated manufacturers will be able to fill our orders in a timely manner. If we experience significant increased demand, or need to replace an existing manufacturer, there can be no assurance that additional supplies of fabrics or raw materials or additional manufacturing capacity will be available when required on terms that are acceptable to us, or at all, or that any supplier or manufacturer would allocate sufficient capacity to us in order to meet our requirements. In addition, even if we are able to expand existing or find new manufacturing or fabric sources, we may encounter delays in production and added costs as a result of the time it takes to train our suppliers and manufacturers in our methods, products and quality control standards. Any delays, interruption or increased costs in the supply of fabric or manufacture of our products could have an adverse effect on our ability to meet retail customer and consumer demand for our products and result in lower revenues and net income both in the short and long term.

In addition, there can be no assurance that our suppliers and manufacturers will continue to provide fabrics and raw materials and to manufacture products that are consistent with our standards. We have occasionally received, and may in the future continue to receive, shipments of product that fail to conform to our quality control standards. In that event, unless we are able to obtain replacement products in a timely manner, we risk the loss of revenues resulting from the inability to sell those products and related increased administrative and shipping costs. In addition, because we do not control our manufacturers, products that fail to meet our standards or other unauthorized products could end up in the marketplace without our knowledge, which could harm our reputation in the marketplace.

The cost of raw materials could affect our operating results.

The fabrics used by our suppliers and manufacturers are synthetic fabrics and involve raw materials, including petroleum-based products. Significant price fluctuations or shortages in petroleum or other raw materials may materially adversely affect our cost of goods sold, results of operations and financial condition, and cause a decline in the price of our Class A common stock.

Sponsorships and designations as an official supplier may become more expensive and this could impact the value of our brand image.

A key element of our marketing strategy has been to create a link in the consumer market between our products and professional and collegiate athletes. We previously gained significant publicity and brand name recognition from the perceived sponsorships associated with professional and collegiate athletes and sports programs using our products. The use of our products by athletes and teams was frequently without our paying compensation or in exchange for our furnishing product at a reduced cost or without charge and without formal arrangements. We also have licensing agreements to be the official supplier of performance apparel and footwear to a variety of sports leagues and college and Olympic teams. However, as competition in the performance apparel industry has increased, the costs associated with athlete sponsorships and official supplier licensing agreements have risen dramatically, including the costs associated with obtaining and retaining these sponsorships and agreements. There is no assurance that we will be able to retain existing or attract new athletes or sports programs to wear or endorse our products or retain official supplier agreements at a reasonable cost, or at all. If we are unable to maintain our current association with professional and collegiate athletes, teams and leagues, we could lose the on-field authenticity associated with our products and may be required to modify and substantially increase the cost of our marketing plan. As a result, our brand image, net revenues, expenses and profitability could be materially adversely affected.

We operate in a highly competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we can, resulting in a loss of our market share and a decrease in our revenues and gross profit.

The market for active sports apparel is highly competitive and includes many new competitors as well as increased competition from established companies expanding their production and marketing of performance products. Because we currently own no fabric or process patents or copyrights, our current and future competitors are able to manufacture and sell products with performance characteristics and fabrications similar to our products. Many of our competitors are large apparel and sporting goods companies with strong worldwide brand recognition, such as Nike and Adidas, that have significantly greater financial, distribution, marketing and other resources than we do. Because of the fragmented nature of the industry, we also compete with other manufacturers, including those specializing in outdoor and tactical apparel and private label offerings of certain retailers, including some of our retail customers. Many of our competitors have significant competitive advantages, including longer operating histories, larger sales forces, bigger advertising budgets, better brand recognition among consumers, greater economies of scale and long-term relationships with our key retail customers that are potentially more important to those customers because of the significantly larger volume and product mix that our competitors sell to them. As a result, these competitors may be better equipped than we are to influence consumer preferences or otherwise increase their market share by:

•	quickly adapting to changes in customer requirements;

•	readily taking advantage of acquisition and other opportunities;

•	discounting excess inventory that has been written down or written off;

•	devoting resources to the marketing and sale of their products, including significant advertising, media placement and product endorsement;

•	adopting aggressive pricing policies; and

•	engaging in lengthy and costly intellectual property and other disputes.

In addition, while a component of one of our key growth strategies is to increase floor space for our products in retail stores, retailers have limited resources and floor space and we must compete with others to develop relationships with them. Increased competition by existing and future competitors could result in reductions in floor space in retail locations, reductions in sales or reductions in the prices of our products, and if retailers earn greater margins from our competitors’ products, they may favor the display and sale of those products. Our inability to compete successfully against our competitors and maintain our gross profit margin could have a material adverse effect on our business, financial condition and results of operations.

Our results of operations could be materially harmed if we are unable to accurately forecast demand for our products.

To minimize purchasing costs and ensure supply, we generally place orders with our manufacturers at least 90-120 days prior to the time we need to deliver our products. However, we generally do not receive firm customer orders prior to 30 days before the date those orders are to be shipped. In addition, a significant portion of our net revenues is generated by at-once orders for immediate delivery to customers, particularly during our peak season from August through November. Because we place orders for products with our manufacturers before our customers’ orders are firm and because we receive a significant volume of at-once orders, if we fail to accurately forecast customer demand we may experience excess inventory levels or a shortage of product to deliver to our customers.

Factors that could affect our ability to accurately forecast demand for our products include:

•	an increase or decrease in consumer demand for our products or for products of our competitors;

•	our failure to accurately forecast customer acceptance for our new products;

•	new product introductions by competitors;

•	unanticipated changes in general market conditions or other factors, which may result in cancellations of advance orders or a reduction or increase in the rate of reorders placed by retailers;

•	weakening of economic conditions or consumer confidence in future economic conditions, which could reduce demand for discretionary items, such as our products; and

•	terrorism or acts of war, or the threat thereof, which could adversely affect consumer confidence and spending or interrupt production and distribution of product and raw materials.

Inventory levels in excess of customer demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would have an adverse effect on gross margin. In addition, if we underestimate the demand for our products, our manufacturers may not be able to produce products to meet our customer requirements, and this could result in delays in the shipment of our products and our ability to recognize revenue, as well as damage to our reputation and customer relationships. There can be no assurance that we will be able to successfully manage inventory demand in order to meet future order and reorder requirements.

The difficulty in forecasting demand also makes it difficult to estimate our future results of operations and financial condition from period to period. A failure to accurately predict the level of demand for our products is likely to result in an unexpected adverse effect on our net revenues and net income, and we are unlikely to forecast such effects with any certainty in advance.

Our operating results are subject to seasonal and quarterly variations in our net revenues and net income, which could adversely affect the price of our Class A common stock.

We have experienced, and expect to continue to experience, seasonal and quarterly variations in our net revenues and net income. These variations are primarily related to increased sales of our products during the fall season, reflecting our historical strength in fall sports, and the seasonality of sales of our higher priced ColdGear line. Approximately 62% and 66% of our net revenues were generated during the last two quarters of 2005 and 2004, respectively.

Our quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including, among other things, the timing of the introduction of and advertising for new products and changes in our product mix. Variations in weather conditions may also have an adverse effect on our quarterly results of operations. For example, warmer than normal weather conditions throughout the fall or winter may reduce sales of our ColdGear line, leaving us with excess inventory and operating results below our expectations.

As a result of these seasonal and quarterly fluctuations, we believe that comparisons of our operating results between different quarters within a single year are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of our future performance. Any seasonal or quarterly fluctuations that we report in the future may not match the expectations of market analysts and investors. This could cause the price of our Class A common stock to fluctuate significantly.

Labor disruptions at ports or our suppliers or manufacturers may adversely affect our business.

Our business depends on our ability to source and distribute products in a timely manner. As a result, we rely on the free flow of goods through open and operational ports worldwide and on a consistent basis from our suppliers and manufacturers. Labor disputes at various ports, such as those experienced at western U.S. ports in 2002, or at our suppliers or manufacturers, create significant risks for our business, particularly if these disputes result in work slowdowns, lockouts, strikes or other disruptions during our peak importing or manufacturing seasons, and could have an adverse effect on our business, potentially resulting in cancelled orders by customers, unanticipated inventory accumulation or shortages and reduced net revenues and net income.

The value of our brand, and sales of our products, could be diminished if we are associated with negative publicity.

We require that our suppliers, independent manufacturers and licensees of our products operate their businesses in compliance with the laws and regulations that apply to them as well as the social and other standards and policies we impose on them. We do not control these suppliers, manufacturers or licensees or their labor practices. A violation of our policies, labor laws or other laws by our suppliers, manufacturers or licensees could interrupt or otherwise disrupt our sourcing or damage our brand image. Negative publicity regarding the production methods of any of our suppliers, manufacturers or licensees could adversely affect our reputation and sales and force us to locate alternative suppliers, manufacturing sources or licensees.

In addition, we have sponsorship contracts with a variety of athletes and feature those athletes in our advertising and marketing efforts and many athletes and teams use our products, including those teams or leagues for which we are an official supplier. Actions taken by athletes, teams or leagues associated with our products that harm the reputations of those athletes, teams or leagues could also harm our brand image and result in a material decrease in our net revenues and net income, which could have a material adverse effect on our financial condition and liquidity and the price of our Class A common stock.

Our international operations and the operations of many of our manufacturers are subject to additional risks that are beyond our control and that could harm our business.

In 2005, our apparel products were manufactured by 18 primary manufacturers, operating in 19 countries, five of which manufactured approximately 52% of our products. These five manufacturers—Apparel Production Services, Inc., California Textile S.A. de C.V., MFI Product Inc., New Holland Lingerie, Inc. and Supertex, S.A.—are located in Mexico, the Dominican Republic, Honduras and Colombia. In 2005, approximately 50% of our products were manufactured in Central and South America, with 43% manufactured in Asia and 7% manufactured in the United States. In addition, approximately 5% of our 2005 net revenues were generated through international sales and licensing fees. As a result of our international manufacturing and sales, we are subject to risks associated with doing business abroad, including:

•	political unrest, terrorism and economic instability resulting in the disruption of trade from foreign countries in which our products are manufactured;

•	currency exchange fluctuations;

•	the imposition of new laws and regulations, including those relating to labor conditions, quality and safety standards, imports, duties, taxes and other charges on imports, as well as trade restrictions and restrictions on the transfer of funds;

•	reduced protection for intellectual property rights in some countries;

•	understanding foreign consumer tastes and preferences that may differ from those in the United States;

•	complying with foreign laws and regulations that differ from country to country;

•	disruptions or delays in shipments; and

•	changes in local economic conditions in countries where our manufacturers, suppliers or customers are located.

These and other factors beyond our control could interrupt our manufacturers’ production in offshore facilities, influence the ability of our manufacturers to export our products cost-effectively or at all, inhibit our and our unaffiliated manufacturers’ ability to procure certain materials, increase our legal or compliance costs and influence our ability to sell our products in international markets, any of which could have an adverse effect on our business, financial condition and operations.

Our senior secured credit facility provides our lenders with a first-priority lien against substantially all of our assets and contains financial covenants and other restrictions on our actions, and it could therefore limit our operational flexibility or otherwise adversely affect our financial condition.

We have, from time to time, financed our liquidity needs in part from borrowings made under our senior secured credit facility. The senior secured credit facility is a revolving facility of up to $75.0 million (based on the current value of our accounts receivable and inventory). We have the option to increase the size of the revolving facility to $100.0 million if certain conditions are satisfied, including meeting certain financial covenants.

Our senior secured credit facility contains a number of significant restrictions that limit our ability, among other things, to:

•	borrow money;

•	use our accounts receivable, inventory, intellectual property and other assets as security in other borrowings or transactions;

•	pay dividends on stock or redeem or acquire any of our securities;

•	sell certain assets;

•	make certain investments;

•	guaranty certain obligations of third parties;

•	undergo a merger or consolidation; and

•	engage in any activity materially different from those presently conducted by us.

The facility also provides the lenders with the ability to reduce the valuation of our inventory and receivables and thereby reduce our ability to borrow under the facility even if we are in compliance with all of the conditions of the facility. In addition, we are required to comply with certain financial covenants in the event we fail to maintain a minimum borrowing availability. Failure to comply with these operating or financial covenants could result from, among other things, changes in our results of operations or general economic changes. These covenants may restrict our ability to engage in transactions that would otherwise be in our best interests. Failure to comply with any of the covenants under our senior secured credit facility could result in a default under the facility. This could cause the lenders to accelerate the timing of payments and exercise their lien on essentially all of our assets, which would have a material adverse effect on our business, operations, financial condition and liquidity. In addition, because our senior secured credit facility bears interest at variable interest rates, which we do not anticipate hedging against, increases in interest rates would increase our cost of borrowing, resulting in a decline in our net income and cash flow, which could cause the price of our Class A common stock to decline.

Risks Related to Our Management

Our future success is substantially dependent on the continued service of our senior management and other key employees.

Our future success is substantially dependent on the continued service of our senior management and other key employees, particularly Kevin A. Plank, our founder and Chief Executive Officer. The loss of the services of our senior management or other key employees could make it more difficult to successfully operate our business and achieve our business goals.

We also may be unable to retain existing management, technical, sales and client support personnel that are critical to our success, which could result in harm to key customer relationships, loss of key information, expertise or know-how and unanticipated recruitment and training costs.

If we are unable to attract and retain new team members, including senior management, we may not be able to achieve our business objectives.

Our growth has largely been the result of significant contributions by our current senior management and product design teams. However, to be successful in continuing to grow our business, we will need to continue to attract, retain and motivate highly talented employees with a range of skills and experience. Competition for employees in our industry is intense and we have experienced difficulty from time to time in attracting the personnel necessary to support the growth of our business, and we may experience similar difficulties in the future. With new additions to our senior management we may develop and implement changes in our product development, merchandising, marketing and operational strategies. There can be no assurance that we would successfully assimilate new senior management and make strategic modifications to our past operating policies in a timely and efficient manner, and if we are unable to attract, assimilate and retain additional senior management with the necessary skills, we may not be able to grow or successfully operate our business.

Risks Related to Proprietary Rights

Our fabrics and manufacturing technology are not patented or copyrighted and can be imitated by our competitors.

The intellectual property rights in the technology, fabrics and processes used to manufacture our products are generally owned or controlled by our suppliers and are generally not unique to us. Our ability to obtain patent protection for our products is limited and we currently own no fabric or process patents or copyrights. As a result, our current and future competitors are able to manufacture and sell products with performance characteristics and fabrications similar to our products. Because many of our competitors, such as Nike and Adidas, have significantly greater financial, distribution, marketing and other resources than we do, they may be able to manufacture and sell products based on our fabrics and manufacturing technology at lower prices than we can. If our competitors do sell similar products to ours at lower prices, our net revenues and profitability could be materially adversely affected.

Our trademark and other proprietary rights could potentially conflict with the rights of others and we may be prevented from selling some of our products.

Our success depends in large part on our brand image. We believe that our registered and common law trademarks have significant value and are important to identifying and differentiating our products from those of our competitors and creating and sustaining demand for our products. We cannot assure you that obstacles will not arise as we expand our product line and the geographic scope of our marketing. From time to time, we have received claims relating to the intellectual property rights of others, and we expect that third parties will continue to assert intellectual property claims against us, particularly as we expand our business and the number of products we offer. Any claim, regardless of its merit, could be expensive and time consuming to defend. Successful infringement claims against us could result in significant monetary liability or prevent us from selling some of our products. In addition, resolution of claims may require us to redesign our products, license rights belonging to third parties or cease using those rights altogether. Any of these events could harm our business and have a material adverse effect on our results of operations, liquidity and financial condition.

Our failure to protect our intellectual property rights could diminish the value of our brand, weaken our competitive position and reduce our revenues.

We currently rely on a combination of copyright, trademark and trade dress laws, patent laws, unfair competition laws, confidentiality procedures and licensing arrangements to establish and protect our intellectual property rights. We cannot assure you that the steps taken by us to protect our proprietary rights will be adequate to prevent infringement of our trademarks and proprietary rights by others, including imitation of our products and misappropriation of our brand. In addition, intellectual property protection may be unavailable or limited in some foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States, and it may be more difficult for us to successfully challenge the use of our proprietary rights by other parties in these countries. If we fail to protect and maintain our intellectual property rights, the value of our brand could be diminished and our competitive position may suffer.

From time to time, we discover unauthorized products in the marketplace that are either counterfeit reproductions of our products or unauthorized irregulars that do not meet our quality control standards. If we are unsuccessful in challenging a third party’s products on the basis of trademark infringement, continued sales of their products could adversely impact our brand, result in the shift of consumer preferences away from our products and adversely affect our business.

We have licensed in the past, and expect to license in the future, certain of our proprietary rights, such as trademarks or copyrighted material, to third parties. These licensees may take actions that diminish the value of our proprietary rights or harm our reputation.

Risks Related to Corporate Governance and This Offering

Because Kevin A. Plank controls the majority of the voting power of our common stock, investors in this offering will not be able to determine the outcome of stockholder votes.

Our Class A common stock has one vote per share and our Class B common stock has 10 votes per share. After the completion of this offering, Kevin A. Plank, our founder and Chief Executive

Officer, will control 80.3% of the combined voting power of all of our common stock. So long as Mr. Plank continues to hold, directly or indirectly, shares of common stock representing more then 50% of the combined voting power of our common stock, he will be able to direct the election of all of the members of our board of directors who will determine our strategic plans and financing decisions and appoint top management. Mr. Plank will also be able to determine the outcome of substantially all matters submitted to a vote of our stockholders, including matters involving mergers, acquisitions and other transactions resulting in a change of control of us, and our pursuit of corporate opportunities. Mr. Plank may seek to cause us to take courses of action that, in his judgment, could enhance his investment in us, but which might involve risks to holders of our Class A common stock or adversely affect us or other investors, including investors in this offering.

Our stock price may be volatile and your investment in our Class A common stock could suffer a decline in value.

Broad market and industry factors may adversely affect the price of our Class A common stock, regardless of our actual operating performance. Factors that could cause fluctuation in the price of our Class A common stock may include, among other things:

•	actual or anticipated fluctuations in quarterly operating results;

•	changes in financial estimates by us or by any securities analysts who might cover our stock;

•	speculation about our business in the press or the investment community;

•	conditions or trends in our industry or the economy generally;

•	stock market price and volume fluctuations of other publicly traded companies and, in particular, those that are in the sports apparel or footwear industries;

•	announcements by us or our competitors of new products, significant acquisitions, strategic partnerships or divestitures;

•	capital commitments;

•	additions or departures of key personnel; and

•	sales of our common stock, including sales by our directors, officers or significant stockholders.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs to us and divert our management’s attention and resources.

Future sales of our shares could adversely affect the market price of our Class A common stock.

If our existing stockholders sell a large number of shares, or if we issue a large number of shares of our Class A common stock in connection with future acquisitions, strategic alliances or otherwise, the market price of our Class A common stock could decline significantly. Moreover, the perception in the public market that our stockholders might sell shares of common stock could depress the market price of our Class A common stock. After completion of this offering, there will be 33,544,969 shares of Class A common stock and 13,700,000 shares of Class B common stock issued and outstanding. All of the shares of the Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, or the Securities Act, by persons other than our “affiliates” (within the meaning of Rule 144 under the Securities Act) immediately upon completion of this offering. See “Shares Eligible for Future Sale.”

Some provisions of our charter, bylaws and Maryland law inhibit potential acquisitions and acquisition bids that you may consider favorable.

Even if Kevin A. Plank were to cease to control a majority of the voting power of our common stock, our corporate documents and Maryland law contain provisions that may enable our board of directors to resist a change in control of our company, including a change in control considered favorable by you and other stockholders or involving a premium price for our common stock. These provisions include:

•	limitations on persons authorized to call a special meeting of stockholders;

•	limitations on the authority of stockholders to amend our bylaws;

•	the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	the ability of our board of directors to classify or reclassify any unissued shares of common stock or preferred stock, including setting the preferences, rights, voting powers and other terms of the classified or reclassified shares, without stockholder approval;

•	the ability of our board of directors, without stockholder approval, to classify the board, such that directors would be elected for staggered three-year terms, thereby substantially increasing the time required to replace a significant number of directors;

•	the ability of our board of directors, without stockholder approval, to amend the charter to increase or decrease the aggregate number of shares of stock, or the number of shares of stock of any class that we have the authority to issue; and

•	advance notice procedures required for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

These provisions could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire.

In addition, our charter allows our board of directors, in evaluating a potential acquisition of control of our company, to consider its potential effect on our stockholders, employees, suppliers, customers and creditors and the communities in which our offices or other establishments are located. We have also opted out of the provisions of Maryland law that would otherwise prohibit certain business combinations between our company and any person who beneficially owns 10% or more of our common stock, or that person’s affiliate.

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus and the documents incorporated herein by reference constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts, such as statements regarding our future financial condition or results of operations, our prospects and strategies for future growth, the development and introduction of new products, and the implementation of our marketing and branding strategies. In many cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “predicts,” “potential” or the negative of these terms or other comparable terminology.

The forward-looking statements contained in this prospectus and the documents incorporated herein by reference reflect our current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause events or our actual activities or results to differ significantly from those expressed in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, actions, levels of activity, performance or achievements. Readers are cautioned not to place undue reliance on these forward-looking statements. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, but not limited to, those factors described in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These factors include without limitation:

•	our ability to manage our growth effectively;

•	our ability to maintain effective internal controls;

•	the availability, integration and effective operation of management information systems and other technology;

•	increased competition causing us to reduce the prices of our products or to increase significantly our marketing efforts in order to avoid losing market share;

•	changes in consumer preferences or the reduction in demand for performance apparel and other products;

•	our ability to accurately forecast consumer demand for our products;

•	reduced demand for sporting goods and apparel generally;

•	failure of our suppliers or manufacturers to produce or deliver our products in a timely or cost-effective manner;

•	our ability to accurately anticipate and respond to seasonal or quarterly fluctuations in our operating results;

•	our ability to effectively market and maintain a positive brand image;

•	our ability to attract and maintain the services of our senior management and key employees; and

•	changes in general economic or market conditions, including as a result of political or military unrest or terrorist attacks.

The forward-looking statements contained in this prospectus and the documents incorporated herein by reference reflect our views and assumptions only as of the date of this prospectus. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

All of the shares of Class A common stock offered by this prospectus are being sold by the selling stockholders. We will not receive any proceeds from the sale of shares sold in this offering.

DIVIDEND POLICY

We currently anticipate that we will retain any future earnings for use in our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future. In addition, our senior secured credit facility limits our ability to pay dividends to our stockholders.

We did not declare any dividends during 2005. On December 31, 2004, we declared a cash dividend of $5.0 million, which was paid in January 2005 to our common stockholders, including Rosewood Capital IV, L.P. and Rosewood Capital IV Associates, L.P., which we refer to collectively as the Rosewood entities, on the class of our common stock held by them.

PRICE RANGE OF OUR CLASS A COMMON STOCK

Our Class A common stock has been traded on the Nasdaq National Market under the symbol “UARM” since November 18, 2005. Prior to that time there was no public market for our stock. As of May 22, 2006, there were 569 record holders of our Class A common stock, and three record holders of our Class B common stock; all shares of our Class B common stock are beneficially owned by our President and Chief Executive Officer, Kevin A. Plank. The following table sets forth the high and low sale prices of our Class A common stock on the Nasdaq National Market during the fourth quarter of 2005 and the first two quarters of 2006.

	High	Low
2005
Fourth Quarter (since November 18, 2005)	$40.00	$21.08

2006
First Quarter	$41.90	$25.85
Second Quarter (through May 25, 2006)	$40.50	$30.75

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with our consolidated financial statements and related notes and the information contained elsewhere in this prospectus under the caption “Risk Factors” and in our Annual Report on Form 10-K for the year ended December 31, 2005 (the “Form 10-K”) and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 (the “Form 10-Q”), which are incorporated herein by reference.

Overview

We are a leading developer, marketer and distributor of branded performance products for men, women and youth. Since our founding in 1995, we have grown and reinforced our brand name and image through sales to athletes and teams at the collegiate and professional level, as well as sales to consumers with active lifestyles. We believe that Under Armour is a widely recognized athletic brand known for its performance and authenticity and is uniquely positioned as a performance alternative to cotton and non-performance apparel and footwear.

Our net revenues have grown from $5.3 million in 2000 to $281.1 million in 2005, and from $58.2 million in the first quarter of 2005 to $87.7 million in the first quarter of 2006. We believe that growth in our net revenues has been driven by a growing interest in performance products and the strength of the Under Armour brand in the marketplace relative to our competitors, as evidenced by the increases in sales of our mens core product line as well as consumer acceptance of our new products. Our new products for 2005 included our Metal series, Fleece program, the Duplicity sports bra and our Tech-T line.

We plan to increase our domestic net revenues by building upon our relationships with existing customers and expanding our product offerings in new and existing retail stores. Our products are offered in over 7,000 retail stores in North America, up from approximately 500 retail stores in 2000. In addition, we plan to expand our product offerings to include additional mens and womens performance products as well as expanding further into off-field outdoor sports, including hunting, fishing, running, mountain sports, skiing and golf. We expect our new product offerings to include football cleats in 2006 and baseball cleats in 2007.

We believe that our products will appeal to athletes and consumers with active lifestyles around the globe. Since 1999, the Under Armour brand has been sold through a licensee in the Japanese market place. We began selling our products in Canada during 2003 and in the United Kingdom through independent sales agents in 2005. We plan to increase net revenues internationally by adding product offerings through our Japanese licensee and expanding our Canadian and European distribution.

Our license revenues have grown from $84,000 in 2002 to $9.8 million in 2005, and from $1.4 million in the first quarter of 2005 to $2.4 million in the first quarter of 2006. We have entered into licensing agreements with established, high-quality manufacturers to produce and distribute Under Armour branded products to further reinforce our brand identity and increase our net revenues and gross profit. In exchange for the use of our trademarks, our licensees pay us license revenues based on their net sales of core products of socks, hats, bags and other accessories. We seek to continue to grow our license revenues by working with our existing licensees to offer additional products and increase their distribution, and by selectively entering into new licensing agreements.

We believe there is an increasing recognition in the United States of the health benefits of an active lifestyle. We believe this trend provides us with an expanding consumer base for our products.

We also believe there is a shift in consumer demand from basic cotton products to performance products such as those we offer, which are intended to provide better performance by wicking perspiration away from the skin, helping to regulate body temperature and enhancing comfort. We believe that these shifts in consumer preferences and lifestyles are not unique to the United States, but are occurring in a number of markets around the world, thereby increasing our opportunities to introduce our performance products to new consumer bases.

Although we believe these trends will facilitate our growth, we also face potential challenges that could limit our ability to take advantage of these opportunities, including, among others, the risk that we may not be able to manage our rapid growth effectively. In addition, we may not consistently be able to anticipate consumer preferences and develop new products that meet changing preferences in a timely manner. Furthermore, our industry is very competitive. Our profitability may decline if we experience increasing pressure on margins, if we lose one or more of our key customers or if our competitors establish the brand loyalty of our current or potential consumers. While we seek to diversify the risk of interruptions in the supply of raw materials for our products and have what we believe is a diverse manufacturing base around the world, we may still be susceptible to general economic changes such as increases in the costs of raw materials, including petroleum, which is a significant component of many of our products, or other disruptions in the economy or in international trade. For a more complete discussion of the risks facing our business, see “Risk Factors.”

Internal Controls

Since 2004, we have invested significant resources to comprehensively document and analyze our system of internal controls over financial reporting, which included the hiring of a Director of Internal Audit and the formation of an Internal Audit Department, along with the initiation of a company-wide internal controls improvement project. The focus of the improvement project, and the steering committee founded to oversee the project, has been to design, implement and maintain a system of internal controls sufficient to satisfy our reporting obligations as a public company. Throughout 2005 and the first quarter of 2006, we continued to document significant processes and identify areas requiring improvement. We are in the process of designing enhanced processes and controls to address those areas. We plan to continue these initiatives as well as prepare for our first management report on internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”), for the year ending December 31, 2006. During January 2006, we contracted with one of the major public accounting firms to assist us with these efforts. We believe this added expertise and experience will augment our internal resources.

We believe adequate resources and expertise, both internal and external, have been put in place to meet the SOX Section 404 requirements. We intend to work closely with our independent registered public accounting firm during this process.

General

Net revenues comprise both net sales and license revenues. Net sales comprise our four primary product categories: mens, womens, youth and accessories. For further detail, see “—Results of Operations.”

Cost of goods sold consists primarily of product costs, inbound freight and duty costs, handling costs to make products floor-ready to customer specifications, write-downs for inventory obsolescence and, since June 2004, overhead costs associated with our quick turn, Special Make-Up Shop. No cost of goods sold is associated with license revenues. We do not include our distribution facility costs in the calculation of the cost of goods sold, but rather include these costs as a component of our selling, general and administrative expenses. As a result, our gross profit may not be comparable to that of other companies that include distribution facility costs in the calculation of their cost of goods sold. We believe, however, that our distribution facility costs have not been of a sufficient magnitude to materially affect our gross margin for purposes of comparison.

Our selling, general and administrative expenses consist of marketing costs, selling costs, payroll and related costs (excluding those specifically related to marketing and selling) and other corporate costs. Our marketing costs are an important driver of our growth and we strive to manage our marketing costs to be within 10-12% of net revenues on an annual basis. Marketing costs include payroll costs specific to marketing, commercials, print ads, league and player sponsorships and depreciation expense specific to our in-store fixture program. Selling costs consist primarily of payroll costs specific to selling and commissions paid to third parties. Other corporate costs consist primarily of distribution and corporate facility costs and other company-wide administrative expenses. Historically, our selling, general and administrative expenses have increased proportionately to support our growth and new sales initiatives. Over time, we expect that our selling, general and administrative costs, as a percentage of net revenues, will eventually decrease due to our anticipated net revenue growth.

Historically, we have benefited from certain state tax credits, which reduced the state portion of our provision for income taxes. As of December 31, 2005, we had fully earned all existing available state income tax credits. Our 2006 effective tax rate is expected to approximate our 2005 effective tax rate.

Results of Operations

The following table sets forth key components of our results of operations for the periods indicated, both in dollars and as a percentage of net revenues.

	Year Ended December 31,			Three Months Ended March 31,
In thousands	2003	2004	2005	2005	2006
Net revenues	$115,419	$205,181	$281,053	$58,187	$87,696
Cost of goods sold	64,757	109,748	145,203	32,349	43,384

Gross profit	50,662	95,433	135,850	25,838	44,312
Selling, general and administrative expenses	40,709	70,053	99,961	20,941	30,132

Income from operations	9,953	25,380	35,889	4,897	14,180
Interest (expense) income, net	(2,214)	(1,284)	(2,915)	(589)	498

Income before income taxes	7,739	24,096	32,974	4,308	14,678
Provision for income taxes	1,991	7,774	13,255	1,799	5,944

Net income	$5,748	$16,322	$19,719	$2,509	$8,734

	Year Ended December 31,						Three Months Ended March 31,
As a percentage of net revenues	2003		2004		2005		2005		2006
Net revenues	100.0%		100.0%		100.0%		100.0%		100.0%
Cost of goods sold	56.1%		53.5%		51.7%		55.6%		49.5%

Gross profit	43.9%		46.5%		48.3%		44.4%		50.5%
Selling, general and administrative expenses	35.3%		34.1%		35.6%		36.0%		34.3%

Income from operations	8.6%		12.4%		12.7%		8.4%		16.2%
Interest (expense) income, net	(1.9%	)	(0.6%	)	(1.0%	)	(1.0%	)	0.5%

Income before income taxes	6.7%		11.8%		11.7%		7.4%		16.7%
Provision for income taxes	1.7%		3.8%		4.7%		3.1%		6.7%

Net income	5.0%		8.0%		7.0%		4.3%		10.0%

Three Months Ended March 31, 2006 Compared to Three Months Ended March 31, 2005

Net revenues increased $29.5 million, or 50.7%, to $87.7 million for the three months ended March 31, 2006 from $58.2 million for the same period in 2005. This increase was the result of increases in both our net sales and license revenues as reflected in the product category table below.

	Three Months Ended March 31,
In thousands	2005	2006	$ Change	% Change
Mens	$39,842	$52,509	$12,667	31.8%
Womens	9,893	20,985	11,092	112.1%
Youth	3,204	7,039	3,835	119.7%
Accessories	3,821	4,797	976	25.5%

Total net sales	56,760	85,330	28,570	50.3%
License revenues	1,427	2,366	939	65.8%

Total net revenues	$58,187	$87,696	$29,509	50.7%

Net sales increased $28.5 million, or 50.3%, to $85.3 million for the three months ended March 31, 2006 from $56.8 million during the same period in 2005. The increases in the mens, womens and youth product categories noted above primarily reflect:

•	continued unit volume growth of our existing products, primarily sold to existing retail customers, due to additional retail stores and expanded floor space, while pricing of existing products remained relatively unchanged;

•	increased womens and youth market penetration by leveraging current customer relationships in our mens product category; and

•	new products within all product categories introduced subsequent to March 31, 2005, which accounted for approximately $13.0 million, or 45.6%, of this increase.

In the near future, we expect growth rates for womens and youth product categories to continue to exceed that of the mens product category, although these growth rates may not necessarily continue at levels as high as those achieved in the first quarter of 2006.

License revenues increased $1.0 million to $2.4 million for the three months ended March 31, 2006 from $1.4 million during the same period in 2005. This increase in license revenues was a result of increased sales by our licensees due to increased distribution, continued unit volume growth and new product offerings.

Gross profit increased $18.5 million to $44.3 million for the three months ended March 31, 2006 from $25.8 million for the same period in 2005. Gross profit as a percentage of net revenues, or gross margin, increased approximately 610 basis points to 50.5% for the three-month period ending March 31, 2006 from 44.4% during the same period in 2005. This increase in gross margin was primarily driven by:

•	lower product costs as a result of greater supplier discounts for increased volume and lower cost sourcing arrangements, accounting for approximately 300 basis points of this increase;

•	inventory write-downs and return reserves established in the first quarter of 2005, accounting for approximately 160 basis points of this increase; and

•	increased sales with higher margin direct retail customers, along with increased license revenues, accounting for approximately 60 basis points of this increase.

Our gross profit percentage for the second quarter of 2006 is expected to be lower than for the first quarter of 2006 due to the introduction of our cleated footwear products, which we anticipate will have lower profit margins than our apparel products. We expect this decrease will be partially offset by continued improvements in sourcing arrangements.

Selling, general and administrative expenses increased $9.2 million, or 43.9%, to $30.1 million for the three months ended March 31, 2006 from $20.9 million for the same period in 2005. As a percentage of net revenues, selling, general and administrative expenses decreased to 34.3% for the three months ended March 31, 2006 from 36.0% for the same period in 2005. This dollar increase was primarily attributable to the following factors:

•	Marketing costs increased $0.9 million to $7.5 million for the three months ended March 31, 2006 from $6.6 million during the same period in 2005 due to increased marketing salaries, new footwear displays and depreciation expense related to our in-store fixture program. Marketing costs are expected to increase significantly during the second quarter of 2006 to support our footwear film and print advertising campaign. As a percentage of net revenues, marketing costs decreased to 8.6% for the three months ended March 31, 2006 from 11.3% during the same period in 2005 due to a continued increase in sales period-over-period.

•	Selling costs increased $1.9 million to $5.9 million for the three months ended March 31, 2006 from $4.0 million during the same period in 2005. This increase was due to increased headcount in our sales force and continued startup costs associated with our international growth initiatives, including the establishment of our European headquarters. As a percentage of net revenues, selling costs decreased to 6.7% during the three months ended March 31, 2006 from 6.9% in the same period of 2005 due to the continued increase in sales period-over-period.

•	Payroll and related costs (excluding those specifically related to marketing and selling) increased $2.8 million to $8.6 million during the three months ended March 31, 2006 from $5.8 million during the same period in 2005. The increase during the first quarter of 2006 was due to the following initiatives: we continued to build our team to design and source our footwear line; we added personnel to our information technology team to support our company-wide initiative to upgrade our information systems; we incurred additional equity compensation costs; we added personnel to operate our four new retail outlet stores; and we invested in the personnel needed to enhance our legal and compliance function and operate as a public company. As a percentage of net revenues, payroll and related costs (excluding those specifically related to marketing and selling) decreased to 9.8% during the three months ended March 31, 2006 from 10.0% during the same period in 2005 due to the continued increase in sales period-over-period.

•	Other corporate costs increased $3.6 million to $8.1 million during the three months ended March 31, 2006 from $4.5 million during the same period in 2005. This increase was attributable primarily to the expansion of our leased corporate office space and distribution facility, legal costs associated with the structuring of our European operations, litigation reserves incidental to our business and contract negotiations, along with necessary costs associated with being a public company, including increased audit fees and SOX compliance costs. As a percentage of net revenues, other corporate costs increased to 9.2% during the three months ended March 31, 2006 from 7.7% during the same period in 2005 due to the items noted above.

Income from operations increased $9.3 million, or 189.6%, to $14.2 million during the three months ended March 31, 2006 from $4.9 million during the same period in 2005. Income from operations as a percentage of net revenues increased to 16.2% during the three months ended March 31, 2006 from 8.4% during the same period in 2005. This increase was primarily a result of a substantial increase in gross margin, along with better leveraging of our selling, general and administrative expenses.

Interest (expense) income, net increased $1.1 million to $0.5 million in net interest income during the three months ended March 31, 2006 from $0.6 million in net interest expense during the same period in 2005. This increase was due to the repayment of our revolving credit facility in November 2005 along with interest income earned on a portion of the proceeds from our initial public offering.

Provision for income taxes increased $4.2 million to $6.0 million during the three months ended March 31, 2006 from $1.8 million during the same period in 2005. For the three months ended March 31, 2006 our effective tax rate was 40.5% compared to 41.8% during the same period in 2005. Our 2006 effective tax rate is expected to approximate that of 2005.

Net income increased $6.2 million, or 248.1%, to $8.7 million during the three months ended March 31, 2006 from $2.5 million during the same period in 2005, as a result of the factors described above.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net revenues increased $75.9 million, or 37.0%, to $281.1 million in 2005 from $205.2 million in 2004. This increase was the result of increases in both our net sales and license revenues as reflected in the product category table below.

	Year Ended December 31,
In thousands	2004	2005	$ Change	% Change
Mens	$151,962	$189,596	$37,634	24.8%
Womens	28,659	53,500	24,841	86.7%
Youth	12,705	18,784	6,079	47.8%
Accessories	7,548	9,409	1,861	24.7%

Total net sales	200,874	271,289	70,415	35.1%
License revenues	4,307	9,764	5,457	126.7%

Total net revenues	$205,181	$281,053	$75,872	37.0%

Net sales increased $70.4 million, or 35.1%, to $271.3 million in 2005 from $200.9 million in 2004. The increases in the mens, womens and youth product categories primarily reflect:

•	continued unit volume growth of our existing products sold to retail customers, while pricing of existing products remained relatively unchanged; and

•	new products introduced in 2005, which accounted for $29.0 million, or 41.2%, of the increase in net sales, including the Metal series, Under Armour Tech-T line, our Fleece program, and our women’s Duplicity sports bra.

License revenues increased $5.5 million to $9.8 million in 2005 from $4.3 million in 2004. This increase in license revenues was a result of increased sales by our licensees due to increased distribution, continued unit volume growth and new product offerings.

Gross profit increased $40.5 million to $135.9 million in 2005 from $95.4 million in 2004. Gross profit as a percentage of net revenues, or gross margin, increased 180 basis points to 48.3% in 2005 from 46.5% in 2004. This net increase in gross margin was primarily driven by:

•	a $5.5 million increase in license revenues, accounting for approximately 70 basis points of this increase;

•	lower product costs as a result of greater supplier discounts for increased volume and lower cost sourcing arrangements, accounting for approximately 240 basis points of this increase;

•	larger customer incentives, partially offset by more accurate demand forecasting and better inventory management, accounting for an approximate 50 basis point net decrease; and

•	higher handling costs to make products to customer specifications for immediate display in their stores and higher overhead costs associated with our quick-turn, Special Make-Up Shop, which was instituted in June 2004, accounting for an approximate 70 basis point decrease.

Selling, general and administrative expenses increased $29.9 million, or 42.7%, to $100.0 million in 2005 from $70.1 million in 2004. As a percentage of net revenues, selling, general and administrative expenses increased to 35.6% in 2005 from 34.1% in 2004. This dollar increase was primarily driven by:

•	Marketing costs increased $8.7 million to $30.5 million in 2005 from $21.8 million in 2004. The increase in these costs was due to increased advertising costs for our womens media campaign, marketing salaries, and depreciation expense related to our in-store fixture program. As a percentage of net revenues, marketing costs increased slightly to 10.9% in 2005 from 10.6% in 2004 due to these increased costs.

•	Selling costs increased $5.4 million to $17.1 million in 2005 from $11.7 million in 2004. This increase was due to increased headcount in our sales force and startup costs associated with our international growth initiatives. As a percentage of net revenues, selling costs increased to 6.1% in 2005 from 5.7% in 2004 due to these costs.

•	Payroll and related costs (excluding those specifically related to marketing and selling) increased $8.6 million to $26.9 million in 2005 from $18.3 million in 2004. The increase during 2005 was due to several initiatives: we began to build our team to design and source our footwear line; we added personnel to our information technology team to support our company-wide initiative to upgrade our information systems; we incurred equity compensation costs; we added personnel to operate our three new retail outlet stores; and we invested in the personnel needed to enhance our compliance function and operate as a public company. As a percentage of net revenues, payroll and related costs (excluding those specifically related to marketing and selling) increased to 9.6% in 2005 from 8.9% in 2004.

•	Other corporate costs increased $7.2 million to $25.5 million in 2005 from $18.3 million in 2004. This increase was attributable to higher costs in support of our footwear initiative, increased freight and duty, expansion of our leased corporate office space and distribution facility, and necessary costs associated with being a public company. As a percentage of net revenues, other corporate costs were 9.1% in 2005, which is a slight increase from 8.9% in 2004.

Income from operations increased $10.5 million, or 41.4%, to $35.9 million in 2005 from $25.4 million in 2004. Income from operations as a percentage of net revenues increased to 12.7% in 2005 from 12.4% in 2004. This increase was a result of an increase in gross margin partially offset by an increase in selling, general and administrative expenses as a percentage of net revenues.

Interest expense, net increased $1.6 million to $2.9 million in 2005 from $1.3 million in 2004. This increase was primarily due to higher average borrowings and a higher effective interest rate under our revolving credit facility prior to being repaid in November 2005 with proceeds from our initial public offering.

Provision for income taxes increased $5.5 million to $13.3 million in 2005 from $7.8 million in 2004. For the year ended December 31, 2005, our effective tax rate was 40.2% compared to 32.3% in 2004. This increase was primarily due to an increase in our effective state tax rate, which reflected reduced state tax credits earned as a percentage of income before taxes.

Net income increased $3.4 million to $19.7 million in 2005 from $16.3 million in 2004, as a result of the factors described above.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Net revenues increased $89.8 million, or 77.8%, to $205.2 million in 2004 from $115.4 million in 2003. The increase was a result of increases in both our net sales and license revenues as reflected in the product category table below.

	Year Ended December 31,
In thousands	2003	2004	$ Change	% Change
Mens	$92,197	$151,962	$59,765	64.8%
Womens	10,968	28,659	17,691	161.3%
Youth	8,518	12,705	4,187	49.2%
Accessories	2,072	7,548	5,476	264.3%

Total net sales	113,755	200,874	87,119	76.6%
License revenues	1,664	4,307	2,643	158.8%

Total net revenues	$115,419	$205,181	$89,762	77.8%

Net sales increased $87.1 million, or 76.6%, to $200.9 million in 2004 from $113.8 million in 2003 as noted in the table above. The increases in mens, womens and youth product categories primarily reflect:

•	unit volume growth driven largely by increased sales to the military and law enforcement as well as increased sales in Canada, while the pricing of our existing products remained relatively unchanged; and

•	the introduction of new products, including mens compression and running shorts, a line of men’s fleece, athletic gloves, a womens sports bra and womens seamless underwear. These new products collectively accounted for $17.1 million of the increase in net sales.

License revenues increased $2.6 million to $4.3 million in 2004 from $1.7 million in 2003. The increase in license revenues was primarily a result of increased sales by our domestic licensees.

Gross profit increased $44.7 million to $95.4 million in 2004 from $50.7 million in 2003. Gross profit as a percentage of net revenues, or gross margin, increased 260 basis points to 46.5% in 2004 from 43.9% in 2003. This net increase in gross margin was primarily driven by:

•	more accurate demand forecasting and better inventory management, accounting for approximately 200 basis points of this increase;

•	lower costs paid to our overseas manufacturers for our products as a result of volume discounts, accounting for approximately 100 basis points of this increase;

•	a $2.6 million increase in license revenues, accounting for approximately 30 basis points of this increase; partially offset by

•	higher overhead costs associated with our quick-turn, Special Make-Up Shop, accounting for an approximate 40 basis point decrease.

Selling, general and administrative expenses increased $29.4 million, or 72.1%, to $70.1 million in 2004 from $40.7 million in 2003. As a percentage of net revenues, selling, general and administrative expenses decreased to 34.1% in 2004 from 35.3% in 2003. This dollar increase was primarily driven by:

•	Marketing costs increased $8.1 million to $21.8 million in 2004 from $13.7 million in 2003. The increase was attributable to higher headcount, along with increased depreciation expense related to our in-store fixture program. Marketing costs as a percentage of net revenues decreased to 10.6% of net revenues in 2004 from 11.9% in 2003 as we were able to leverage these costs with our growth in revenues.

•	Selling costs increased $5.1 million to $11.7 million in 2004 from $6.6 million in 2003. The increase in selling costs was attributable to increased headcount and sales commissions. As a percentage of net revenues, selling costs stayed constant at 5.7% in 2004 and 2003.

•	Payroll and related costs (excluding those specifically related to marketing and selling) increased $7.5 million to $18.3 million in 2004 from $10.8 million in 2003. The increase was attributable to an increase in headcount to support our growth. As a percentage of net revenues, payroll and related costs (excluding those specifically related to marketing and selling) decreased to 8.9% in 2004 from 9.4% in 2003 as we were able to experience leverage from our growth in net revenues during 2004.

•	Other corporate costs increased $8.7 million to $18.3 million in 2004 from $9.6 million in 2003. This increase was due to increased distribution and corporate facility costs to support our growth. Due to these increased costs, as a percentage of net revenues, other corporate costs increased to 8.9% in 2004 from 8.3% in 2003.

Income from operations increased $15.4 million, or 155.0%, to $25.4 million in 2004 from $10.0 million in 2003. Income from operations as a percentage of net revenues increased to 12.4% in 2004 from 8.6% in 2003. This increase was a result of the increase in gross margin and a decrease in selling, general and administrative expenses as a percentage of net revenues for the year as noted above.

Interest expense, net decreased $0.9 million to $1.3 million in 2004 from $2.2 million in 2003. The decrease in interest expense was primarily attributable to our redemption of high-interest bearing subordinated debt with proceeds received from the sale of equity in the third quarter of 2003.

Provision for income taxes increased $5.8 million to $7.8 million in 2004 from $2.0 million in 2003, resulting in an effective tax rate of 32.3% in 2004 compared to 25.7% in 2003. This increase was primarily due to an increase in our effective state tax rate, which reflected reduced state tax credits earned as a percentage of income before taxes.

Net income increased $10.6 million to $16.3 million in 2004 from $5.7 million in 2003, as a result of the factors above.

Seasonality and Quarterly Results

During 2005 and 2004, we recognized approximately 76% and 79%, respectively, of our income from operations in the last six months of the year, driven by increased sales volume of our products during the fall selling season, reflecting our historical strength in fall sports, and the seasonality of our higher priced ColdGear line. Approximately 62% and 66% of our net revenues were generated during the last two quarters of 2005 and 2004, respectively. The level of our working capital reflects the seasonality and growth in our business. We generally expect inventory, accounts payable and accrued expenses to be higher in the second and third quarters in preparation for the fall selling season. Nonetheless, we believe that the high percentage of income from operations in the second half of the year may have been in part due to our significant growth in net revenues and may not be as great in future years.

The following table sets forth certain unaudited financial information for the periods indicated. The data is prepared on the same basis as the audited consolidated financial statements in the Form 10-K. All recurring, necessary adjustments are reflected in the data below.

	Quarter Ended
In thousands	Mar 31, 2004	Jun 30, 2004	Sep 30, 2004	Dec 31, 2004	Mar 31, 2005	Jun 30, 2005	Sep 30, 2005	Dec 31, 2005	Mar 31, 2006
Net revenues	$39,267	$30,876	$65,393	$69,645	$58,187	$48,957	$86,606	$87,303	$87,696
Gross profit	17,883	13,891	29,842	33,817	25,838	24,551	42,965	42,496	44,312
Operating income	4,541	828	10,343	9,668	4,897	3,645	14,483	12,864	14,180

As a percentage of annual totals

Net revenues	19.1%	15.0%	31.9%	33.9%	20.7%	17.4%	30.8%	31.1%	—
Gross profit	18.7%	14.6%	31.3%	35.4%	19.0%	18.1%	31.6%	31.3%	—
Operating income	17.9%	3.3%	40.7%	38.1%	13.6%	10.2%	40.4%	35.8%	—

Financial Position, Capital Resources and Liquidity

Our cash requirements have principally been for working capital and capital expenditures. Working capital has historically been funded from available revolving credit facilities. Our working capital requirements reflect the seasonality and growth in our business as we recognize a significant increase in sales during the fall selling season. Cash requirements for capital investments needed to grow our business have historically been funded through subordinated debt and capital lease obligations. Our capital investments have included expanding our in-store fixture program, improvements to our distribution and corporate facilities to support our growth, and more recently, the investment in a company-wide initiative to upgrade our information systems.

Cash and cash equivalents increased to $63.0 million at December 31, 2005 compared to $1.1 million at December 31, 2004, and our working capital increased to $134.1 million at December 31, 2005 compared to $16.7 million at December 31, 2004. This significant improvement in our financial position was largely the result of our initial public offering. In November 2005, we issued 9,500,000 shares of our Class A common stock, which provided us with cash that we have placed in highly liquid investments with maturities of less than three months. In addition to our initial public offering, our financial position also improved due to better inventory management when compared to the increase in net revenues.

We believe that our cash flows from operations and borrowings available to us under our subordinated debt facilities, together with cash and cash equivalents on hand will be adequate to meet our liquidity needs and capital expenditure requirements for at least the next 12 months.

Cash Flows

The following table presents the major components of net cash flows provided by and used in operating, investing and financing activities for the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
In thousands	2003	2004	2005	2005	2006
Net cash provided by (used in):
Operating activities	$(9,702)	$(8,851)	$15,795	$1,967	$(1,797)
Investing activities	(2,285)	(8,683)	(10,833)	(3,469)	(4,588)
Financing activities	11,860	18,004	56,989	1,064	1,690
Effect of exchange rates	—	(52)	(59)	32	10

Net increase (decrease) in cash and cash equivalents	$(127)	$418	$61,892	$(406)	$(4,685)

Cash and cash equivalents	$667	$1,085	$62,977	$678	$58,292

Operating Activities

Operating activities consist primarily of net income adjusted for certain non-cash items, including depreciation, deferred income taxes, provision for doubtful accounts and other discounts and the effect of changes in operating assets and liabilities, principally accounts receivable, inventories, accounts payable and accrued expenses.

Cash used in operating activities was $1.8 million during the three months ended March 31, 2006 compared to cash provided by operating activities of $2.0 million during the same period in 2005. This $3.8 million additional net use of cash in operating activities was primarily due to the following:

•	Higher investment in receivables of approximately $11.7 million period-over-period. Historically, our first quarter net sales have been significantly lower than those in the fourth quarter of the preceding year. However, in the first quarter of 2006, our net sales approximated those of the fourth quarter of 2005. As a result, the historical reduction in receivables in the first quarter did not occur in 2006. The higher investment in receivables also reflects the settlement of approximately $3.9 million in prior year customer incentive programs in the first quarter during 2006 compared to settlements occurring in the second quarter during 2005.

•	Maintaining inventory levels during the first quarter of 2006 to support the growth of our business.

The reductions in positive cash flows noted above were partially offset by an increase in net income of $6.2 million period-over-period, along with lower cash outflows of approximately $4.9 million related to the timing of estimated tax payments.

Beginning in the first quarter of 2006, the majority of incentive arrangements with our customers require us to make a cash disbursement to such customers in respect of earned incentives and are recorded as liabilities within accrued expenses. Historically, however, we did not typically make cash disbursements in connection with customer incentives but rather credited these customers’ accounts and accounted for such incentives as an offset to accounts receivable. As a result, as of March 31, 2006, there were $2.8 million in customer discounts recorded within accrued expenses and only $1.1 million recorded as an offset to accounts receivable. As of December 31, 2005, there were no customer discounts recorded within accrued expenses and $7.4 million recorded as an offset to accounts receivable. This 2006 change in customer agreements and the related accounting impact will contribute to higher net accounts receivable balances and accrued expenses in 2006 and future periods as compared to 2005 and prior periods.

Cash provided by operating activities increased $24.6 million to $15.8 million in 2005 compared to cash used in operating activities of $8.9 million in 2004. The increase was due to an increase in net operating income and non-cash items of $3.4 million and $5.5 million, respectively, coupled with lower cash outflows from operating assets and liabilities of $15.7 million. Non-cash items increased primarily as a result of higher depreciation and amortization from the acquisition of additional assets and current-period stock compensation. The net decrease in cash outflows from operating assets and liabilities was primarily the result of improved inventory management due to better forecasting of sales and delivery of inventory that reduced the build up of inventory levels year-over-year. Cash outflows from income taxes payable increased due to higher federal and state income tax payments during 2005 compared to tax payments made during 2004, and cash outflows from accrued expenses increased due to higher bonus payments during 2005 compared to 2004.

Net cash used in operating activities was $8.9 million and $9.7 million for the years ended December 31, 2004 and 2003, respectively. Net cash outflows primarily related to the buildup of inventories in anticipation of increased net sales in the spring and summer seasons, coupled with higher accounts receivable due to higher net sales as compared to prior years. These cash outflows were partially offset by higher net income, increases in depreciation and amortization from the acquisition of additional assets, higher levels of allowances for doubtful accounts and discounts from the increased levels of accounts receivable, and increases in accounts payable due to our suppliers from higher inventory levels.

Investing Activities

Cash used in investing activities, which primarily represents capital expenditures, increased $1.1 million to $4.6 million during the first quarter of 2006 from $3.5 million during the same period in 2005. This increase in cash used in investing activities primarily represents the additional costs to implement our new ERP system. This ERP system became operational in April 2006.

Cash used in investing activities increased $2.2 million to $10.8 million in 2005 from $8.7 million in 2004. This increase in cash used in investing activities represents the initial costs of our ERP system, the continued investment in our in-store fixture program, enhancements to the distribution facility and the buildouts of three additional retail outlet stores. Cash used in investing activities for 2004 and 2003 were $8.7 million and $2.3 million, respectively. Capital expenditures over these two years were due to the expansion of our distribution center, the creation of the quick turn, Special Make-Up Shop, investing in our in-store fixture program, expansion of space related to our corporate headquarters, and the build-out of our first two retail outlet stores.

As noted above, we entered into an agreement to license a new ERP system to support our growth. We have also signed an agreement with a consulting firm as implementation partner of the

ERP system. Implementation began in July 2005 and, as previously discussed, we began using the system in April 2006. Our total capital investment in connection with the initial implementation and ongoing upgrades and increased functionality is expected to be approximately $10.5 million over a five-year period.

Total capital investments were $13.0 million, $13.9 million and $3.5 million in 2005, 2004 and 2003, respectively. Because we finance some capital investments through capital leases, total capital investments exceed capital expenditures as described above. Anticipated capital investments for all of 2006 are $15.0 to $16.0 million, representing approximately $8.0 million in our in-store fixture program, approximately $4.0 million in a company-wide initiative to upgrade our information systems, approximately $1.5 million in improvements to our distribution facility, and investments in additional retail outlet stores and other general corporate needs.

Financing Activities

Cash provided by financing activities increased $0.6 million to $1.7 million during the first quarter of 2006 from $1.1 million during the same period in 2005. This increase was primarily due to tax benefits and proceeds received from the exercise of stock options and lower debt service requirements in the 2006 period compared to the 2005 period, coupled with the impact of not declaring or paying dividends in the 2006 period.

Cash provided by financing activities increased $39.0 million to $57.0 million in 2005 from $18.0 million in 2004. This increase was primarily the result of proceeds from our initial public offering in November 2005. Through this initial public offering, we issued 9,500,000 shares of our Class A common stock and received $112.7 million in proceeds, net of $10.8 million in stock issue costs. Proceeds from our initial public offering were used to repay a $25.0 million term note, to repay the balance outstanding under the revolving credit facility of $12.2 million, and to redeem the Series A preferred stock for an aggregate of $12.0 million. In addition, cash inflows for the year were slightly offset by dividend payments made earlier in the year of $5.0 million.

In 2004, financing activities provided $18.0 million in cash primarily from borrowings under our prior revolving credit facility. In 2003, financing activities provided $11.9 million in cash primarily from the net proceeds from the sale of equity and borrowings under our prior revolving credit facility, partially offset by dividends paid.

Revolving Credit Facility Agreement

In September 2005, we entered into an amended and restated financing agreement with The CIT Group/Commercial Services, Inc (“CIT”), as agent for itself and other lenders, Wachovia Bank, National Association, as documentation agent, and Sun Trust Bank, as syndication agent. The agreement comprised both a $25.0 million term note and a $75.0 million revolving credit facility. With proceeds from our initial public offering, the term note of $25.0 million was repaid and terminated in November 2005. The outstanding balance under the revolving credit facility, or $12.2 million, was also repaid.

We currently have available borrowings of up to $75.0 million through 2010 under the revolving credit facility based on our eligible inventory and accounts receivable balances. We have the option to increase the size of the revolving credit facility up to $100.0 million if certain conditions are satisfied, including compliance with certain financial covenants. The revolving credit facility bears interest based on the monthly average daily balance outstanding at our option of either LIBOR plus an applicable margin (varying from 1.75% to 3.00%) or JP Morgan Chase Bank’s prime rate plus an applicable margin (varying from -0.75% to 0.50%). The applicable margin is calculated quarterly and varies based on certain of our financial ratios as defined in the agreement. The revolving credit facility also carries a line of credit fee for available but unused borrowings that can vary from 0.13% to 0.63% based on certain of our ratios as defined in the agreement.

This agreement contains a number of restrictions that limit our ability, among other things, to borrow money; pledge our accounts receivable, inventory, intellectual property and most of our other assets as security in our borrowings or transactions; pay dividends on stock; redeem or acquire any of our securities; sell certain assets; make certain investments; guaranty certain obligations of third parties; undergo a merger or consolidation; or engage in any activity materially different from those presently conducted by us.

This agreement also provides the lenders with the ability to reduce the valuation of our inventory and receivables and thereby reduce our ability to borrow under the revolving credit facility even if we are in compliance with all conditions of the agreement. In addition, we are required to comply with certain financial covenants in the event we fail to maintain a minimum borrowing availability of $15.0 million. These covenants may restrict our ability to engage in transactions that would otherwise be in our best interests. Failure to comply with any of the covenants under our revolving credit facility could result in a default under the facility. This could cause the lenders to accelerate the timing of payments and exercise their lien on essentially all of our assets, which would have a material adverse effect on our business, operations, financial condition and liquidity. In addition, because our revolving credit facility bears interest at variable interest rates, which we do not anticipate hedging against, increases in interest rates would increase our cost of borrowing, resulting in a decline in our net income and cash flow, which could cause the price of our Class A common stock to decline. We were in compliance with these covenants as of March 31, 2006.

Subordinated Debt and Lease Obligations

In March 2005, we entered into a loan and security agreement with Sun Trust Bank to finance the acquisition of up to $17.0 million of qualifying capital investments. This agreement is collateralized by a first lien on these assets and is otherwise subordinate to the revolving credit facility. Through March 31, 2006, we have financed $7.0 million of capital investments under this agreement. Interest on outstanding borrowings accrues at an average rate of 6.1%. At March 31, 2006, the outstanding principal balance was $5.5 million.

In December 2003, we entered into a master loan and security agreement with Wachovia Bank, National Association, which was subordinate to the revolving credit facility. Under this agreement, we borrowed $1.3 million for the purchase of qualifying furniture and fixtures. The interest rate was 7.0% annually, and principal and interest payments were due monthly through February 2006. The outstanding principal balance was repaid during the three months ended March 31, 2006.

We lease warehouse space, office facilities, space for our retail outlet stores and certain equipment under non-cancelable operating and capital leases.

Contractual Commitments and Contingencies

We lease certain buildings and equipment under non-cancelable capital and operating leases. The leases expire at various dates through 2010, excluding extensions at our option, and contain various provisions for rental adjustments. The operating leases generally contain renewal provisions for varying periods of time. Our significant contractual obligations and commitments as of December 31, 2005 are summarized in the following table:

	Payments Due by Period
In thousands	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	5+ Years
Contractual obligations
Subordinated debt obligations(1)	$4,835	$1,967	$2,732	$136	$—
Capital lease obligations	3,556	1,841	1,258	457	—
Operating lease obligations	9,560	3,604	5,158	798	—
Sponsorships(2)	898	579	319	—	—

Total contractual obligations	$18,849	$7,991	$9,467	$1,391	$—

(1)	Excludes required interest payments.
(2)	We establish relationships with individual athletes and teams in order to promote our brand. Some of these agreements provide for additional incentives based on performance achievements while wearing or using our products. It is not possible to determine the amounts we may be required to pay under these agreements as they are subject to unknown variables. The amounts listed above are the known amounts required to be paid under these contracts.

Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements or financing activities with special-purpose entities.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. To prepare these consolidated financial statements, we must make estimates and assumptions that affect the reported amounts of assets and liabilities. These estimates also affect our reported revenues and expenses. Judgments must be made about the disclosure of contingent liabilities as well. Actual results could be significantly different from these estimates. We believe that the following discussion addresses the critical accounting policies that are necessary to understand and evaluate our reported consolidated financial results.

Revenue Recognition

Net revenues consist of both net sales and license revenues. Net sales are recognized upon transfer of ownership, including passage of title to the customer and transfer of risk of loss related to those goods. Transfer of title and risk of loss is based upon shipment under free on board (FOB) shipping-point for most goods. In some instances, transfer of title and risk of loss takes place at the point of sale (e.g. at our retail outlet stores). Net sales are recorded net of sales discounts and certain customer-based incentives along with the reserve for returns. Provisions for sales discounts and customer-based incentives are based on contractual obligations with certain major customers. Returns are estimated at the time of sale based primarily on historical experience. License revenues are recognized based upon shipment of licensed products sold by our licensees.

Sales Returns, Allowances and Discounts

We record reductions to revenue for estimated customer returns, allowances and discounts. We base our estimates on historical rates of customer returns and allowances as well as the specific identification of outstanding returns and allowances that have not yet been received by us. We record reductions to gross sales for certain customer-based incentives, which include volume-based discounts and certain cooperative advertising credits. We base our estimates for customer returns, allowances and discounts primarily on anticipated sales volume throughout the year. The actual amount of customer returns, allowances and discounts, which is inherently uncertain, may differ from our estimates. If we determined that actual or expected returns, allowances or discounts were significantly greater or lower than the reserves we had established, we would record a reduction or increase, as appropriate, to net sales in the period in which we made such a determination.

Reserve for Uncollectible Accounts Receivable

We make ongoing estimates relating to the collectibility of our accounts receivable and maintain a reserve for estimated losses resulting from the inability of our customers to make required payments. In determining the amount of the reserve, we consider our historical level of credit losses and make judgments about the creditworthiness of significant customers based on ongoing credit evaluations. Because we cannot predict future changes in the financial stability of our customers, actual future losses from uncollectible accounts may differ from our estimates. If the financial condition of our customers were to deteriorate, resulting in their inability to make payments, a larger reserve might be required. In the event we determined that a smaller or larger reserve was appropriate, we would record a benefit or charge to selling, general and administrative expense in the period in which we made such a determination. The risk associated with uncollectible accounts receivable is mitigated by our Credit Approved Receivables Agreement. Under this agreement, we have the ability to transfer credit risk for certain customers approved by the lender. Within these customers, we specifically identify individual invoices (“Approved Receivables”), up to a customer-specific maximum amount, for credit risk coverage. We incur a fee for the amount of Approved Receivables to be covered. Only upon the financial inability of a covered customer to pay such invoices, and subject to us maintaining certain collection and reporting procedures, will the credit risk associated with the Approved Receivables be transferred to the lender. Historically, we have not transferred such credit risk on any Approved Receivables, and no transactions have ever been consummated under the Credit Approved Receivables Agreement.

Inventory Valuation and Reserves

We value our inventory at standard costs which approximates the lower of cost or market, using the first-in, first-out method of cost determination. Market value is estimated based upon assumptions made about future demand and retail market conditions. If we determine that the estimated market value of our inventory is less than the carrying value of such inventory, we provide a reserve for such difference as a charge to cost of goods sold. If actual market conditions are less favorable than those projected by us, further adjustments may be required that would increase our cost of goods sold in the period in which the adjustments were recorded.

Long-Lived Assets

The acquisition of long-lived assets, including furniture and fixtures, office equipment, plant equipment, leasehold improvements, computer hardware and software and in-store fixtures, is recorded at cost and this cost is depreciated over the asset’s estimated useful life. We continually evaluate whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may warrant revision or that the remaining balance may not be recoverable. These factors may include a significant deterioration of operating results, changes in business plans or changes in anticipated cash flows. When factors indicate that an asset should be evaluated for possible impairment, we review long-lived assets to assess recoverability from future operations using discounted cash flows. Impairments are recognized in earnings to the extent that the carrying value exceeds fair value.

Income Tax Provision

We estimate what our effective tax rate will be for the full year and record a quarterly income tax provision in accordance with the anticipated effective annual tax rate. As the year progresses, we continually refine our estimate based upon actual events and earnings by jurisdiction during the year. This process may result in a change to our expected effective tax rate for the year. When this occurs, we adjust the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision equals the expected annual rate.

Stock-Based Compensation Expense

Effective January 1, 2006, the Company adopted SFAS 123-revised, Share-Based Payment (“SFAS 123R”), which revises SFAS No. 123, Accounting for Stock Based Compensation (“SFAS 123”) and supersedes Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”). SFAS 123R requires that all stock-based compensation be recognized as an expense in the consolidated financial statements and that such expense be measured at the fair value of the award. SFAS 123R also requires that excess tax benefits related to stock option exercises be reflected as financing cash inflows instead of operating cash inflows within the statement of cash flows.

We adopted SFAS 123R using the modified prospective method of application, which requires us to recognize compensation expense on a prospective basis; therefore, prior period consolidated financial statements have not been restated. Compensation expense recognized includes the expense of stock rights granted on and subsequent to January 1, 2006 and the expense for the remaining vesting term of stock rights subsequent to our initial filing of the S-1 Registration Statement with the SEC for our initial public offering on August 26, 2005. Stock rights granted by us prior to that time are specifically excluded from SFAS 123R and will continue to be accounted for in accordance with APB 25 and Financial Interpretation Number 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans until fully amortized through 2010.

Determining the appropriate fair value model and calculating the fair value of stock-based payment awards require the use of highly subjective assumptions, including the expected life of the stock-based payment awards and stock price volatility. We use the Black-Scholes option-pricing model to value compensation expense. The assumptions used in calculating the fair value of stock-based payment awards represent management’s best estimates, but the estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future.

New Accounting Pronouncements

In October 2005, the Financial Accounting Standards Board (“FASB”) issued Staff Position No. 13-1, Accounting for Rental Costs Incurred During a Construction Period (“FSP SFAS 13-1”). FSP SFAS 13-1 concludes that there is no distinction between the right to use a leased asset during and after the construction period; therefore rental costs incurred during the construction period should be recognized as rental expense and deducted from income from continuing operations. FSP SFAS 13-1 is effective for the first reporting period beginning after December 15, 2005; early adoption is permitted.

The adoption of FSP SFAS 13-1 in the first quarter of 2006 had no effect on our consolidated financial statements.

In June 2005, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 05-6, Determining the Amortization Period for Leasehold Improvements (“EITF 05-6”). EITF 05-6 addresses the amortization period for leasehold improvements in operating leases that are either (a) placed in service significantly after and not contemplated at or near the beginning of the initial lease term or (b) acquired in a business combination. Leasehold improvements that are placed in service significantly after and not contemplated at or near the beginning of the lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date the leasehold improvements are purchased. Leasehold improvements acquired in a business combination should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date of acquisition. This Issue was applied to leasehold improvements that were purchased or acquired in reporting periods after June 29, 2005. The application of EITF 05-6 did not have a material impact on our consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, (“SFAS 154”) which replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 applies to all voluntary changes in accounting principle and requires retrospective application (a term defined by the statement) to prior periods’ financial statements, unless it is impracticable to determine the effect of a change. It also applies to changes required by an accounting pronouncement that does not include specific transition provisions. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 in the first quarter of fiscal 2006 had no effect on our consolidated financial statements.

In December 2004, the FASB issued SFAS 123R, which revises SFAS 123, and supersedes APB 25. SFAS 123R requires that all stock-based compensation be recognized as an expense in the consolidated financial statements and that such costs be measured according to the fair value of the award. SFAS 123R became effective for us on January 1, 2006. Prior to January 1, 2006, we accounted for grants of stock rights in accordance with APB 25 and provided pro forma effects of SFAS 123 in accordance with SFAS 148. In March 2005, Staff Accounting Bulletin No. 107, Share Based Payment, (“SAB 107”) was issued to provide guidance from the SEC to simplify some of the implementation challenges of SFAS 123R as this statement relates to the valuation of the share based payment arrangements for public companies. We applied the principles of SAB 107 in connection with the adoption of SFAS 123R. As a result of adopting SFAS 123R we recorded $150,000 in stock-based compensation in sales, general and administrative expenses during the three months ended March 31, 2006.

In November 2004, FASB issued SFAS No. 151, Inventory Costs (“SFAS 151”) which is an amendment of Accounting Research Bulletin No. 43, Inventory Pricing. SFAS 151 requires all companies to recognize a current-period charge for abnormal amounts of idle facility expenses, freight, handling costs and wasted materials. This statement also requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. The adoption of SFAS 151 in the first quarter of fiscal 2006 had no effect on our consolidated financial statements.

Quantitative and Qualitative Disclosure about Market Risk

Foreign Exchange

We currently generate a small amount of our net revenues in Canada and the United Kingdom. The reporting currency for our consolidated financial statements is U.S. dollars. To date, net revenues generated outside of the United States have not been significant. As a result, we have not been impacted materially by changes in exchange rates and do not expect to be impacted materially for the foreseeable future. However, as our net revenues generated outside of the United States increase, our results of operations could be adversely impacted by changes in exchange rates. For example, if we recognize international sales in local foreign currencies (as we currently do in Canada), as the U.S. dollar strengthens it would have a negative impact on our international results upon translation of those results into U.S. dollars upon consolidation. We do not currently hedge foreign currency fluctuations and do not intend to do so for the foreseeable future.

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenues if the selling prices of our products do not increase with these increased costs.

BUSINESS

Overview

Our principal business activity is the design, development, marketing and distribution of technologically advanced, branded performance products for men, women and youth. We design and sell a broad offering of apparel and accessories that utilize a variety of synthetic microfiber fabrications. Our active wear and sports apparel accessories are designed to wick perspiration away from the skin, help regulate body temperature, enhance comfort and mobility and improve performance regardless of weather condition.

Our products are offered worldwide in over 8,700 retail stores and can currently be purchased across the United States, Canada and Japan, and in France, Germany and the United Kingdom, through large national and regional retail chains, as well as smaller, independent and specialty retailers. Our products are worn by professional football, baseball, basketball, hockey and soccer players, as well as athletes in major collegiate and Olympic sports. Virtually all of our products are manufactured by unaffiliated manufacturers operating in 19 countries, and most of our products are manufactured outside the United States.

Our revenues are generated primarily from sales to retail stores. We also derive revenue from the sale of our products directly to athletes and other users through our sports marketing group, to consumers through our retail outlet stores and through our website and toll-free call center.

Competitive Strengths

We believe there is a growing movement among athletes and consumers with active lifestyles toward using performance products such as Under Armour. Our goal is to continue to penetrate the markets for basic cotton products such as T-shirts, shorts and undergarments and to replace those products with Under Armour performance gear. We believe that our strengths, which include the following, have enabled us to generate strong financial performance by taking advantage of these changes in consumer preferences:

•	Powerful Brand Identity. We believe we have positioned our brand to represent a leading choice in performance products for athletes. We strive to demonstrate on-field authenticity to consumers by first establishing the brand loyalty of professional, collegiate and Olympic athletes and teams, and we have entered into endorsement agreements with a growing number of male and female athletes. In addition, a number of teams and athletes purchase our products outside of these formal relationships. We believe the combination of on-field authenticity, marketing and brand building will continue to define Under Armour as an authentic athletic lifestyle brand and drive broader demand for our products.

•	Focus on Product Performance. Since the introduction of our first compression T-shirt in 1996, we have maintained a singular focus on creating a technical range of performance products in a variety of styles and fits. We incorporate advanced fabrications and manufacturing techniques into products that wick perspiration away from the skin, help regulate body temperature and enhance comfort and mobility and that are designed to improve the athlete’s performance in all weather conditions. All of our apparel products are designed to deliver superior performance with advanced fabrication and design innovation. Key elements of our products’ performance include:

•	a moisture transport system that wicks perspiration away from the skin, allowing the product to dry rapidly and not retain water weight;

•	fit and durability through our power stretch fabrication;

•	an anti-microbial finish to reduce garment odor; and

•	the ability to hold color after significant wear and washing.

•	Simple Merchandising Story. While the technology and fabrics used in our products are complex, our merchandising story remains simple. We communicate the technical aspect of our products to consumers by merchandising our products as gearlines based on climate and use. We strengthen this gearline message with consistent color-coding in our advertising, fixturing, point-of-purchase displays and product hangtags (red for HeatGear, blue for ColdGear and orange for AllSeasonGear). This simple message is intended to provide clarity for consumers and retailers, as well as a focused framework for developing and marketing new products.

•	Customer Satisfaction. We believe we have established a reputation for delivering high-quality performance products in a timely manner, in accordance with our retailers’ delivery requirements, and supported by a consistent merchandising and marketing message. We also believe that our high level of service, combined with strong consumer demand for our products and our focused distribution strategy, produces substantial customer satisfaction and loyalty. We have a team of sales representatives who are dedicated to our large customers, who analyze on a weekly basis our top-selling products and who notify these customers of the results of these analyses to enable them to more precisely forecast demand and inventory levels of our products. By assisting our customers in selling our products more efficiently and more profitably, we believe we are able to increase the exposure and turnover of our products and increase our sales.

•	Proven Management Team and Culture Focused on Innovation. Our founder and Chief Executive Officer, Kevin A. Plank, has fostered a corporate culture based on innovation as we have expanded from the original compression T-shirt to the broad product line we offer today. We have built a talented senior management team by supplementing our core base of Under Armour brand experts with individuals who possess substantial experience in the apparel, footwear and sporting goods industries.

Growth Strategy

We intend to continue to increase net revenues and profitability by strengthening and growing our position in the sports apparel and footwear markets. Specific elements of our strategy for continued growth include the following:

•	Build Our Core Mens Business. The cornerstone of our business has historically been our mens product offering. We are focused on growing that business with our existing base of retail partners by working to increase floor space dedicated to our products, gaining placement outside the sports apparel section of each store, such as areas devoted to equipment and outdoor products, and by introducing new mens products in categories such as baseball, running and training. Our strategy is to increase and diversify our floor space within our current distribution channel, through our branded Under Armour locations along the most-traveled aisles in addition to Under Armour “outposts” throughout the store. We anticipate additional growth as our partners add new stores. We intend to target additional consumers by expanding our customer base, including golf, outdoor, hunting and fishing and mountain sports retailers, and by adding stores with existing customers. Additionally we plan to expand our direct-to-consumer presence through our website and our retail outlet stores. We will also continue to endeavor to create and provide retailers with what we believe are aggressive, exciting and unique product displays, such as our “Big E” mannequin, modeled after Eric Ogbogu, the 6’4”, 275-pound NFL defensive end, and brand-building fixtures that emphasize our association with sport and competition, and we will concentrate on tailoring our supply and distribution logistics in response to the specific demands of our customers.

•	Expand Our Womens Business. We are aggressively expanding our offering of performance apparel products for women and launched advertising campaigns targeted exclusively towards women, including a national television and print publication campaign. We strive to establish authenticity by selling our products to hundreds of womens sports teams at NCAA Division I colleges. In addition to the traditional sporting goods stores, we have begun to target the female consumer where she shops and have recently begun to offer our products in many Nordstrom’s stores. In the first quarter of 2006, net revenues from our womens business grew 112.1% from $9.9 million in the first quarter of 2005 to $21.0 million in the first quarter of 2006, yet still represented only 23.9% of our net revenues.

•	Broaden Product Offering. We seek to develop and introduce new and innovative products, including recent additions to our product offerings such as:

•	footwear—our football cleats, recently unveiled in our Click Clack marketing campaign;

•	golf—our golf performance apparel offered in several styles and at multiple price levels; and

•	womens fitness—the Premiere II sports bra, which was recently selected by Shape Magazine staffers and editors as a winner in its “Fashion and Function” column.

  Through our gearlines, we provide branded offerings throughout our retailers’ selling seasons, and we continue to expand these lines to address consumer demands by expanding the fits, styles and colors of our current offerings. We have expanded our offerings through the introduction of products at different price levels, enabling us to compete more successfully and grow our consumer base. We have also developed styles, colors and fabrications of our products for use in outdoor activities while offering premium products.

•	Introduce Performance Products Globally. We believe the trend toward performance products is global, and we are working to introduce our products and simple merchandising story to athletes throughout the world. Consistent with our domestic branding strategy, we are working with professional and university athletes and teams to gain on-field placement and authenticity, such as placement of our product with soccer teams in the English Premier League and in top division rugby and cricket leagues. We also recently launched a European subsidiary, based in Amsterdam, which will assist us in our retail selling efforts in the United Kingdom, France and Germany and our preparation for retail sales in Belgium, the Netherlands and Luxembourg, which we plan to commence in the second half of 2006.

Market

Our performance products are designed for use in a variety of sports and other activities. We currently focus on marketing and selling our products to consumers for use in athletics and outdoor activities and for use as casual apparel.

Sports Apparel.    These products include items such as long and short sleeve T-shirts, shorts, socks and other related products. Historically, these products have been constructed from cotton and other similar fabrics that do not wick moisture as effectively as our products. According to NPD Fashionworld, a division of The NPD Group, based on Consumer Estimated data the U.S. retail market for sports apparel was approximately $44.0 billion in 2005. Of that amount, approximately $12.8 billion consisted of active sports apparel or apparel purchased with the intent to be used in an active sport. We believe that a large market opportunity exists in replacing these basic cotton products with performance products based on alternative fabrics that are designed to provide superior comfort and performance.

Outdoor Recreation.    We market our ColdGear and HeatGear products in traditional outdoor-activity colors, including brown, green and camouflage, for use in activities such as hunting,

fishing, hiking and mountain sports. We believe this is a large, attractive market because many of the features of our products that are desirable for athletic and on-field use, such as ColdGear’s warming and drying and HeatGear’s cooling and drying characteristics, are likely to be useful in outdoor recreation activities where the wearer is exposed to similar natural elements and conditions.

International.    The Canadian market is a natural extension of our products and brand recognition in the United States initially driven by our direct sales to several National Hockey League teams. Additionally, our current licensing arrangement with Dome Corporation in Japan allows us to pursue the Japanese sports apparel market. We are also expanding into the European sports apparel market, beginning in western Europe, focusing currently on France, Germany and the United Kingdom.

Products

Our products are engineered to replace cotton in the world of athletics and fitness with performance alternatives designed and merchandised along gearlines. Our products are offered in a variety of styles and fits intended to enhance comfort and performance. We offer products for men, women and youth that extend across the sporting goods, outdoor and active lifestyle markets. In 2005, sales of mens, womens and youth products represented 67%, 19% and 7% of our net revenues, respectively, with the remaining 7% divided equally between license revenues and the sale of accessories. Within each gearline our garments come in three fit types: compression (tight fitting), fitted (athletic cut) and loose (relaxed). We market our products at multiple price levels and seek to provide all consumers with what we believe to be a superior alternative to cotton and other traditional products.

Our three primary gearlines are marketed to tell a very simple story about our highly technical products. We market our products for consumers to choose HeatGear when it is hot, ColdGear when it is cold and AllSeasonGear between the extremes.

HeatGear.    HeatGear is designed to be worn in warm to hot temperatures under equipment or as a single layer. Our first compression T-shirt was the original HeatGear product and remains our signature style. While a sweat-soaked cotton T-shirt can weigh two to three pounds, HeatGear is engineered with a microfiber blend designed to wick moisture from the body, which helps the body stay cool, dry and light. We offer HeatGear in a variety of tops and bottoms in a broad array of colors and styles for wear in the gym or outside in warm weather, making it our top-selling year-round gearline. Compression fit HeatGear, which is designed to reduce muscle fatigue, is particularly popular for training sessions and competition.

ColdGear.    Because athletes sweat in cold weather as well as in the heat, ColdGear is designed to wick moisture from the body while circulating body heat from hotspots to help maintain core body temperature. Our ColdGear apparel provides both dryness and warmth in a single light layer that can be worn beneath a jersey, uniform, protective gear or ski-vest, and our ColdGear outerwear products protect the athlete (and the coach, fan and others) from the outside in. Our ColdGear product offerings generally sell at higher price levels.

AllSeasonGear.    AllSeasonGear is designed to be worn in changing temperatures and uses technical fabrics to keep the wearer cool and dry in warmer temperatures while preventing a chill in cooler temperatures.

Footwear.    Our line of football cleats will be available for sale in retail stores in June 2006, in time for the fall 2006 season. Consistent with our performance apparel marketing and pricing strategy, we will offer our football cleats at various price levels, thereby enabling us to reach a broader consumer base. We also anticipate launching our line of baseball cleats in spring 2007.

Performance Bags, Socks and Headwear.    Our bags, socks and headwear are designed to be used and worn before, during and after competition, and feature performance advantages and functionality similar to our other product offerings. We work with our licensees to develop accessories, including baseball caps, knit caps, visors, socks and performance bags. We currently have agreements with accessory licensees, including Moretz Sports, which manufactures performance socks under the Under Armour brand, and JR286, which manufactures Under Armour hats, bags and wristbands. Under Armour product, marketing and sales teams are actively involved in all steps of the design process in order to maintain brand standards and consistency.

Gloves.    Our baseball batting gloves and football gloves are offered within our HeatGear and ColdGear lines and are designed with advanced fabrications to provide the same level of performance as our other products. Our gloves provide moisture management, a secure fit, durability, protection and a better grip for the athlete.

Marketing and Promotion

Our performance products are designed for use in a variety of sports and other activities. We currently focus on marketing and selling our products to consumers for use in athletics and outdoor activities. We maintain strict control over our brand image with an in-house marketing and promotions department that designs and produces all of our advertising campaigns. We seek to drive consumer demand for our products by building brand identity and awareness as a leading performance alternative to cotton and non-performance apparel and footwear.

Sports Marketing

Our marketing and promotion efforts begin with a strategy of selling our products to high-performing athletes and teams on the collegiate and professional levels. We implement this strategy through collegiate sponsorships, individual athlete agreements and by selling our products directly to team equipment managers and to individual athletes. As a result, our uniforms, batting gloves, socks and other items of apparel are seen on the field, giving our products exposure to various consumer audiences, through television, magazines and live at sporting events. This exposure to consumers helps us establish on-field authenticity as consumers can see our products being worn by high-performing athletes. We are the official uniform supplier of the University of Maryland and Texas Tech football teams and the official outfitter of the Auburn University athletic program. We supply uniforms, sideline apparel and fan gear for these teams. We also have sponsorship agreements with a limited number of individual athletes. While our roster of athletes has included established stars, like LaVar Arrington, Jake Plummer and Martina Navratilova, our strategy has been and continues to be to find the next generation of stars, like tennis player Robby Ginepri, Major League Baseball (“MLB”) player Lance Berkman, 2005 MLB All-Star Alfonso Soriano and 2006 top-ten NFL draft picks A.J. Hawk and Vernon Davis. In addition to individual athletes, we sell our products domestically to professional football teams and Division I men’s and women’s collegiate athletic teams, including many of the 117 Division I college football programs. We are a licensee of the National Hockey League, and an official supplier to the U.S. Ski team and USA Rugby. Internationally, we are selling our products to European football teams, and we are an official supplier of performance apparel to the Fulham Football Club and the England and Wales Cricket Board. We believe these relationships create significant on-field product and brand exposure that contributes to our on-field authenticity.

We seek to sponsor events to drive awareness and brand authenticity from a grassroots level. For example, we are a sponsor of the ESPY Awards Show each July and use the national platform to launch our fall commercial campaigns, and we also sponsor ESPN’s Bassmasters Classic to reach hunting and fishing enthusiasts. In keeping with our “next great athlete” strategy, we also sponsor several events such as the College Football All Star Challenge, which is broadcast nationally within

Super Bowl programming and features the country’s top players headed for the NFL. In addition, we are the title sponsor of The Under Armour (Baltimore) Marathon, and we make a significant brand appearance at numerous other major races, and we are the title sponsor of The Under Armour Lacrosse Classic.

Media and Promotion

We feature our mens and womens products in a variety of national publications such as ESPN the Magazine, Maxim and People Magazine, and we also advertise regularly in several outdoor and sport-specific publications.

Our signature “Protect this House” and newly introduced “Click Clack” television campaigns feature several NFL players. These campaigns run in a variety of lengths and formats, and our “Protect this House” campaign is used in several NFL and collegiate stadiums during games as a crowd prompt. Our womens campaign stars Heather Mitts of the U.S. Olympic soccer team and runs on cable and network television. Similarly, our ability to secure product placement in movies, television shows and video games has allowed us to reinforce our authenticity as well as establish our brand with broader audiences who may not have been previously exposed to our advertising and brand efforts.

Retail Development and Product Presentation

The primary component of our retail brand strategy is to increase floor space dedicated to our products. The design and funding of in-store fixtures with our major retail accounts is a key initiative for securing prime floor space, establishing our brand and educating the consumer about our brand.

We use in-store fixtures and displays that highlight our logo and have a performance-oriented, athletic look across our many retailers. We provide retailers with what we believe are aggressive, exciting and unique brand-building fixtures, such as our “Big E” mannequin, a life size mold of Eric Ogbogu, a 6’4”, 275 pound NFL defensive end, and the featured athlete in our award-winning “Protect This House” campaign. To target women consumers, we use a complementary mannequin, the UA WOMAN, modeled after the star of our womens campaign, Heather Mitts. These displays provide an easily identifiable place for consumers to look for our products and are intended to reinforce the message that our brand is distinct from our competitors.

We work with our retailers to establish optimal placement for our products and to have the brand represented in the many departments of a traditional large national or regional chain. The fixtures and displays enable us to achieve placement of our products throughout stores by providing retailers with outposts to use in various store sections.

Customers

Our products are currently offered in over 7,000 retail stores in North America and over 8,700 retail stores worldwide, which we refer to as our wholesale distribution. We also sell our products directly to athletes and teams through our sports marketing group, to consumers through our website and toll-free call center and through our retail outlet stores. We rely on our distribution facility in Glen Burnie, Maryland for substantially all of our product distribution.

Wholesale Distribution

In 2005, approximately 90.5% of our net revenues were derived from wholesale distribution. Our principal customers include regional retail chains, such as Dick’s Sporting Goods, The Sports Authority, Academy Ltd., Modell’s Sporting Goods, Hibbett Sporting Goods; hunting and fishing, mountain sports and outdoor retailers such as REI, Gander Mountain, Cabela’s and Bass Pro Shops; and The Army and Air Force Exchange Service. In 2005, our two largest customers were Dick’s Sporting Goods and The Sports Authority. These two customers accounted for approximately 36% of our net revenues in 2005, and each of these customers individually accounted for at least 10% of our net revenues in 2005.

In 2005, approximately 67% of our wholesale distribution was derived from large format national and regional retail chains in North America. Additional wholesale distribution in 2005 was derived from independent and specialty retailers. These retailers are serviced by a combination of in-house sales personnel and third-party commissioned manufacturer’s representatives. These retail stores continue to represent an important part of our product distribution strategy and help build on the authenticity of our products. In addition to reaching the general public, they sell to institutional athletic departments, leagues and teams. Our independent sales also include sales to military specialists, fitness specialists, outdoor retailers and other specialty channels throughout the United States.

Direct Distribution

Approximately 6% of our net revenues in 2005 were generated through direct sales, primarily through our website, at our manufacturers suggested retail price. Direct sales also include sales through our retail outlet stores and sales by our sports marketing group for use by professional and college athletes. As of March 31, 2006, we operated six retail outlet stores, and we intend to open up to five additional stores in the remainder of 2006.

Product Licensing

In addition to generating revenues through wholesale and direct distribution, we generate revenues from licensing arrangements to manufacture and distribute Under Armour branded products to the market quickly. While we have confidence in our ability to increase net revenues through arrangements with licensees, we carefully select each of our licensees and take measures to preserve our existing distribution channels. We have formed product licensing relationships with several licensees for socks and accessories. In addition, we have a relationship with one Japanese licensee that has the exclusive rights to distribute our products in Japan. In 2005, license fees accounted for 3.5% of our net revenues. In 2006, our net revenues will benefit from an additional licensee who will distribute a limited assortment of our products to college bookstores and on-course golf shops. In order to maintain consistent quality and performance, we pre-approve all products manufactured and sold by our product licensees and our quality assurance team ensures that the products meet the same quality and compliance standards as the products that we sell directly.

International Revenues

We believe that the trend toward performance products is global, and we intend to introduce our products and simple merchandising story to athletes throughout the world. In 2005, approximately 3% of our net revenues were generated in Canada; approximately 2% of our net revenues were generated in Japan; and 0.3% of our net revenues were generated in Europe. We are introducing our performance apparel in international markets methodically, in a manner consistent with our past brand-building strategy—by selling our products directly to teams and individual athletes in these markets, thereby providing us with product exposure to broad audiences of potential consumers in these markets.

We entered the Japanese market in 1999 through a distribution arrangement with Dome Corporation. In 2002, we entered into a license agreement with Dome, and it now produces, markets and sells our branded products. We work closely with this licensee to develop variations of our products for the different sizes, sports interests and preferences of the Japanese consumer. Our branded products are now sold in Japan to professional sports teams, including baseball and soccer teams, to over 1,100 independent specialty stores and through over 600 large sporting goods retailers, such as Mega Sports/Sports Authority, Alpen, Xebio and Sports Depot.

In 2003, we formed a Canadian subsidiary through which we generate our Canadian revenues. Prior to 2003, our products had been sold in Canada by independent sales representatives. Our Canadian subsidiary sells directly to teams and retail chains and also distributes products through manufacturers’ representatives to independent sporting goods dealers. The Canadian market is a natural extension of our products and our brand recognition in the United States. The extension into Canada was initially driven by our direct sales to several National Hockey League teams.

In 2005, we expanded our sales into Europe, beginning with the United Kingdom. We have sold our branded products to numerous players on European football teams; on First Division clubs and multiple cricket clubs in the United Kingdom; on soccer teams in Italy, Holland, Ireland and Germany as well as on many of the Guinness Premiership rugby clubs. In addition, in January 2006, we opened our European headquarters in Amsterdam, from which our European sales, marketing and logistics functions are conducted.

Seasonality

During 2005 and 2004, we recognized approximately 76% and 79%, respectively, of our income from operations in the last six months of the year, driven by increased sales volume of our products during the fall selling season, reflecting our historical strength in fall sports, and the seasonality of our higher priced ColdGear line. Approximately 62% and 66% of our net revenues were generated during the last two quarters of 2005 and 2004, respectively. The level of our working capital reflects the seasonality and growth in our business. We generally expect inventory, accounts payable and accrued expenses to be higher in the second and third quarters in preparation for the fall selling season. Nonetheless, we believe that the high percentage of income from operations in the second half of the year may have been in part due to our significant growth in net revenues and may not be as great in future years.

Product Design and Development

Our products are manufactured with sophisticated fabrics produced by third parties and designed in collaboration with our development team. This approach enables us to select from the best, most technically advanced fabrics available, produced to our specifications, while focusing our product development efforts on design, fit and product use. Therefore, we do not incur significant research and development costs and believe we have limited exposure to rapidly changing fabric technology.

We seek to constantly upgrade and improve our gearlines with the latest in fabric technology, while extending our product offerings. Our goal, which is to deliver superior performance in all Under Armour gearlines and products, provides our developers and licensees with a clear, overarching direction for the brand and helps them identify new opportunities to replace basic cotton products with our performance products. We design products with “visible technology,” utilizing color, texture and fabrication to enhance our customers’ perception and understanding of product use and benefits.

Our product development team has significant prior industry experience at leading fabric suppliers and branded athletic apparel and shoe companies throughout the world. This team works closely with our sports marketing, outdoors and tactical sales teams and professional and collegiate athlete consumers to identify product trends and determine market needs. For example, these teams worked closely together to identify the opportunity and market for our UA Tech-T, a synthetic shirt which we introduced in 2005 that is intended to look and feel like cotton, but that also includes our performance product attributes.

Sourcing, Manufacturing and Quality Assurance

Many of the specialty fabrics used in our products are technically advanced textile products developed by third parties and may be available, in the short term, from a limited number of sources. The fabric used to manufacture our products is sourced by our manufacturers from a limited number of suppliers pre-approved by us. In 2005, approximately 54% of the fabric used in our products came from four suppliers: Joy Textiles in Mexico, McMurray Fabrics in the Dominican Republic, and United Knitting and Milliken & Company in the United States. Our largest single supplier during that period was Joy Textiles, which supplied 20% of our total fabric requirements. We continue to seek to add new suppliers and believe, although there can be no assurance, that this concentration will decrease over time. The fabrics used by our suppliers and manufacturers are synthetic fabrics and involve raw materials, including petroleum based products, that may be subject to price fluctuations and shortages.

Substantially all of our products are manufactured by unaffiliated manufacturers and, in 2005, three manufacturers produced approximately 35% of our products. In 2005, our products were manufactured by 18 primary manufacturers, operating in 19 countries. During 2005, approximately 50% of our products were manufactured in Central and South America, with 43% in Asia and 7% manufactured in the United States. In addition, all of our footwear is currently manufactured by Yue Yuen, one of the world’s largest manufacturers of branded athletic and casual footwear. All manufacturers are evaluated for quality systems, social compliance and financial strength by our quality assurance team prior to being selected and on an ongoing basis. We strive to qualify multiple manufacturers where appropriate for particular product types and fabrications. We also actively seek out vendors that can perform multiple manufacturing stages, such as procuring fabric and providing finished products, helping us to reduce the cost of goods sold. We enter into a variety of agreements with our manufacturers, including non-disclosure and confidentiality agreements, and we require that all of our manufacturers adhere to a code of conduct regarding quality of manufacturing and working conditions and other social concerns. We do not, however, have any long-term agreements requiring us to utilize any manufacturer, and no manufacturer is required to produce our products in the long term.

In 2003, we opened a Hong Kong office to help support manufacturing, quality assurance and sourcing efforts in Asia. The employees in our Hong Kong office apply the same principles as our domestic product development, sourcing and quality assurance teams, helping to maintain uniform quality for all products.

We also manufacture a limited number of products in our quick turn, Special Make-Up Shop located at our distribution facility in Glen Burnie, Maryland. This 17,000 square-foot shop is stocked with our fabric in multiple colors to help us build and ship products on tight deadlines for high-profile athletes, leagues and teams as well as actors and other entertainers. While the products manufactured in the quick turn, Special Make-Up Shop represent an immaterial portion of our total net revenues, we believe the facility helps us to provide superior service to the teams, athletes and entertainers whom we believe help drive consumer demand for our products.

Order Fulfillment and Inventory Management

We package and distribute all of our products through our distribution facility in Glen Burnie, Maryland, approximately 15 miles from our Baltimore, Maryland headquarters. This facility is a cross-dock, high-bay facility built in 2000. We currently occupy approximately 282,800 square feet for a five-year term, with increasing requirements to lease up to 359,000 square feet by April 2009. As a result of the improvements already made to the facility and the excess available space, we believe the building will be adequate to meet our needs for the next several years.

Inventory management is important to the financial condition and operating results of our business. We address inventory management by focusing our efforts on processes such as retail merchandising, strategic liquidation through our own retail outlet stores and forecasting and maximizing the flexibility of our supply chain to ensure rapid reaction to demands. We manage our inventory levels based on any existing orders, anticipated sales and the rapid-delivery requirements of our customers. Our practice, and the general practice in the apparel industry, is to offer retail customers the right to return defective or improperly shipped merchandise. Because of the relatively long lead-times for production and design of our products, from time to time we commence production of new products before we receive any orders for those products, which affects our inventory levels for new products.

Intellectual Property

We believe we own the material trademarks used in connection with the marketing, distribution and sale of all of our products, both domestically and internationally, where our products are currently either sold or manufactured. Our major trademarks include the Under Armour logo and design and Under Armour wordmark, both of which are registered in the United States, the European Union, Japan, Taiwan, China and Canada, among other places. We also own trademark registrations for HeatGear®, ColdGear®, AllSeasonGear® and Advantage is Undeniable®, and we have applied to register our Protect This House™, Under Armour logo/Metal, Duplicity™, I Think You Hear Us Coming™ and Click Clack™ trademarks. We also own domain names for our primary trademarks and hold copyrights for our Good-Bye Girl and Protect this House commercials. We intend to continue to strategically register, both domestically and internationally, trademarks and copyrights we utilize today and those we develop in the future. We will continue to aggressively police our trademarks and pursue those who infringe, both domestically and internationally.

We believe that the distinctive marks that we use in connection with our products are important in building our brand image and distinguishing our products from those of others. These marks are among our most valuable assets. In addition to our distinctive marks, we also place significant value on our trade dress, which is the overall image and appearance of our products, and we believe that our trade dress helps to distinguish our products in the marketplace.

The intellectual property rights in the technology, fabrics and processes used to manufacture our products generally are owned or controlled by our suppliers. As a result, our ability to obtain patent protection for our products is limited and we currently do not own any fabric or process patents. We focus our efforts on obtaining patent protection for what we believe to be strategic, new product applications in the marketplace. We have filed patent applications in connection with certain of our products that we believe offer a unique utility or function, such as the Duplicity Sports Bra, the ColdGear Hood and the Grippy Shirt. We will continue to file patent applications where we deem appropriate to protect our inventions and designs.

Competition

The market for active sports apparel is highly competitive and includes many new competitors as well as increased competition from established companies expanding their production and marketing of performance products. The fabrics and technology used in manufacturing our products are generally not unique to us, and we do not currently own any fabric or process patents or copyrights. Many of our competitors are large apparel and sporting goods companies with strong worldwide brand recognition and significantly greater resources than ours, such as Nike and Adidas. We also compete with other manufacturers, including those specializing in outdoors and tactical apparel, and private label offerings of certain retailers, including some of our customers.

In addition, purchasing decisions by retailers and their decisions regarding the limited use of floor space in their stores means that we also must compete with others to develop relationships with retailers for their limited attention. We believe we have been successful in this area because of the good relationships we have developed and as a result of the strong sales of our products. However, if retailers earn greater margins from our competitors’ products, they may favor the display and sale of those products.

We believe that we have been able to compete successfully because of our brand image and recognition, the performance and quality of our products and our selective distribution policies. We also believe that our focused gearline merchandising story differentiates us from our competition. In the future we expect to compete for consumer preferences and expect that we may face greater competition on pricing. This may favor larger competitors with lower costs per unit of product produced that can spread the effect of price discounts across a larger array of products and across a larger customer base than ours. The purchasing decisions of consumers for our products also often reflect highly subjective preferences that can be influenced by many factors, including advertising, media, product sponsorships, product improvements and changing styles.

Employees

As of March 31, 2006, we had 635 employees, of whom 613 were employed in the United States. Of the 613 U.S. employees, 148 were employed in sales and marketing, 38 were employed in sourcing and production, 197 were employed in distribution, 22 were employed in our quick turn, Special Make-Up Shop and the remaining 208 performed selling, general and administrative functions, including, executive, finance, administration and business development. None of our employees are currently covered by a collective bargaining agreement. We have had no labor-related work stoppages, and we believe our relations with our employees are good.

Properties

Our principal executive and administrative offices are located at 1020 Hull Street in Baltimore, Maryland. We believe that the location of our current administrative offices is appropriate for our expansion plans over the next 24 months. We opened our central distribution facility in Glen Burnie, Maryland in June 2004. We expect that, in light of our option for additional space, our distribution facility will be able to accommodate substantial growth of our operations.

The general location, use, approximate size and lease renewal date of our properties, none of which is owned by us, are set forth below:

Location	Use	Approximate Gross Square Feet		Lease Renewal Date
Baltimore, MD	Corporate headquarters	92,700		May 2007

Amsterdam, The Netherlands	European headquarters	1,000		January 2011

Glen Burnie, MD	Distribution facility, 17,000 square foot quick-turn, Special Make-Up Shop manufacturing facility and 4,500 square foot retail outlet store	282,800	(1)	April 2009

Denver, CO	Sales office	6,000		August 2007

Ontario, Canada	Sales office	2,500		October 2006

Hong Kong	Quality assurance & sourcing	5,500		April 2007

Various	Retail store space	18,000		**

(1)	We are obligated to increase our leased space up to 359,000 square feet by April 2009.
**	As of April 30, 2006, we operated six retail outlet stores. We anticipate that we will be able to extend these leases that expire in the near future on satisfactory terms or relocate to more desirable locations.

Legal Proceedings

From time to time, we have been involved in various legal proceedings. We believe that all such litigation is routine in nature and incidental to the conduct of our business, and we believe that no such litigation will have a material adverse effect on our financial condition, cash flows or results of operations.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In September 2003, we sold 1,208,055 shares of a separate class of our common stock and 1,200,000 shares of our Series A preferred stock for an aggregate amount of $12.0 million to Rosewood Capital IV, L.P. and Rosewood Capital IV Associates, L.P., whose general partner is Rosewood Capital Associates IV, L.L.C., and for whom Byron K. Adams, Jr., one of our directors, is a managing member. After that transaction, the Rosewood entities were the only holders of that class of our common stock and the Series A preferred stock. In connection with the closing of our initial public offering in November 2005, we were required to redeem the Series A preferred stock for an aggregate amount of $12.0 million, and the shares of common stock then held by the Rosewood entities were converted into shares of our Class A Stock.

In connection with the sale of stock to the Rosewood entities in September 2003, we entered into a registration rights agreement and stockholder agreement with these entities and our other stockholders. Any shares registered pursuant to these agreements would become freely tradable without restriction under the Securities Act of 1933. The registration rights agreement provides for demand registration rights pursuant to which we must generally comply with the request of the holders to register shares on their behalf and piggyback registration rights pursuant to which the holders can request registration of their shares when we register other shares. We are required to bear all registration fees and expenses related to any registrations under the terms of the registration rights agreement, excluding any transfer taxes relating to the sale of the shares held by our existing stockholders, any underwriting discounts or selling commissions and certain expenses that may be necessary to enable our existing stockholders to consummate the disposition of shares in certain jurisdictions. Notwithstanding those provisions, the selling stockholders have agreed to bear the Company’s expenses in connection with this offering.

The same stockholders who are a party to the registration rights agreement also entered into a stockholders agreement with us in September 2003. The agreement granted the Rosewood entities the right to be represented on our Board of Directors, and included transfer restrictions regarding our common stock, rights of first refusal regarding sales of our common stock, preemptive rights, and reporting requirements, among other provisions. The agreement terminated in accordance with its terms upon the completion of our initial public offering in November 2005.

In 2001, each of Ryan Wood and Kip Fulks issued a promissory note to us in the principal amount of $56,000 in connection with the exercise of employee stock options to purchase 2.4 million shares of our common stock. The promissory notes bore interest at 5.5% per annum and were to mature on February 1, 2006. The notes were repaid in December 2005 with proceeds these officers received from our initial public offering.

Thomas J. Sippel, one of our directors, is a partner in a law firm utilized by the Company. In 2005, the Company paid approximately $330,000 to this law firm for legal services performed.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information known to us regarding beneficial ownership of our common stock as of May 22, 2006 by:

•	each person, or group of affiliated persons, who beneficially owns more than 5% of our outstanding shares of common stock;

•	each stockholder selling shares in this offering;

•	each of our named executive officers, who are the individuals in the summary compensation table of our Proxy Statement relating to our 2006 annual meeting;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Except as otherwise set forth in the footnotes below, and subject to applicable community property laws, to our knowledge, each person has sole voting and investment power over the shares shown as beneficially owned. See “Certain Relationships and Related Transactions” for a discussion of business relationships between us and certain of our stockholders.

The number of shares beneficially owned by each stockholder is determined under rules promulgated by the SEC and generally includes voting or investment power over the shares. The table below assumes the underwriters do not exercise their option to purchase additional shares. The information does not necessarily indicate beneficial ownership for any other purpose. Under SEC rules, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of options held by the respective person or group which may be exercised within 60 days after April 30, 2006. For purposes of calculating each person’s or group’s percentage ownership, shares of Class A common stock issuable pursuant to stock options exercisable within 60 days after April 30, 2006 are included as outstanding and beneficially owned for that person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group.

As of May 22, 2006, there were 47,244,969 shares of our common stock outstanding. Unless otherwise indicated in the footnotes, the address of each beneficial owner listed below is c/o Under Armour, Inc., 1020 Hull Street, 3rd Floor, Baltimore, Maryland 21230.

Beneficial Owner	Number of Shares Beneficially Owned Prior to the Offering*	Percentage of Outstanding Common Stock Before the Offering(1)	Number of Shares of Common Stock Offered Hereby	Number of Shares Beneficially Owned Following the Offering	Percentage of Outstanding Common Stock Following the Offering(1)	Percentage of Total Voting Power After the Offering(2)
Rosewood Capital(3):
Rosewood Capital IV, L.P.	3,371,403	7.2%	3,371,403	—	—	—
Rosewood Capital IV Associates, L.P.	252,762	**	252,762	—	—	—
Kevin A. Plank(4)(5)	15,200,100	32.3%	1,500,000	13,700,100	29.0%	80.3%
Byron K. Adams, Jr.(6)	3,000	**	—	3,000	**	**
Douglas E. Coltharp	43,500	**	—	43,500	**	**
A.B. Krongard	15,285	**	—	15,285	**	**
William R. McDermott	15,285	**	—	15,285	**	**
Harvey L. Sanders	43,500	**	—	43,500	**	**
Thomas J. Sippel(7)	70,500	**	—	70,500	**	**
Kip Fulks(8)	1,800,100	3.8%	450,000	1,350,100	2.9%	**
Wayne A. Marino(9)	150,100	**	—	150,100	**	**
Matthew C. Mirchin(10)	82,000	**	—	82,000	**	**
J. Scott Plank(5)(11)	3,595,000	7.6%	550,000	3,045,000	6.4%	1.8%
Ryan S. Wood	1,800,100	3.8%	450,000	1,350,100	2.9%	**
William Kraus(12)	312,100	**	75,000	237,100	**	**
Plank Investments Limited Partnership(5)(13)	3,038,000	6.4%	—	3,038,000	6.4%	1.8%
All executive officers and directors as a group (14 persons)(14)	23,130,610	49.1%	3,025,000	20,105,610	42.6%	84.1%
Other Selling Stockholders
Steve Battista(15)	130,600	**	24,000	106,600	**	**
Scott Salkeld(16)	455,100	**	82,500	372,600	**	**
William McDermond(17)	330,100	**	82,500	247,600	**	**
Jamie Bragg(18)	300,100	**	75,000	225,100	**	**
Marcus Stephens(19)	224,650	**	50,000	174,650	**	**
Jayne Plank(5)(13)	3,188,000	6.7%	150,000	3,038,000	6.4%	1.8%
Stuart Plank(5)(13)	542,000	1.1%	150,000	392,000	**	**

*	The numbers shown also include Under Armour’s restricted shares held by certain executive officers, directors and selling stockholders. Each person may vote the restricted shares he holds, but may not sell or otherwise transfer the restricted shares during the restricted period. These restrictions lapse over a period of years. The individuals in the table hold the following number of restricted shares: Mr. Kevin A. Plank, 100; Mr. Adams, 3,000; Mr. Coltharp, 43,500; Mr. Krongard, 15,285; Mr. McDermott, 15,285; Mr. Sanders, 43,500; Mr. Sippel, 40,500; Mr. Battista, 100; Mr. Fulks, 100; Mr. Marino, 100; Mr. Mirchin, 56,000; Mr. J. Scott Plank, 100; Mr. Wood, 100; Mr. Salkeld, 100; Mr. McDermond, 100; Mr. Kraus, 100; Mr. Bragg, 100; Mr. Stephens, 100; and all executive officers and directors as a group, 217,670.
**	Less than 1%.
(1)	The percentage of outstanding figure takes into account the shares of outstanding Class B common stock held, directly or indirectly, by Kevin A. Plank. These shares of Class B common stock may be converted at the option of Mr. Plank into shares of Class A common stock.

(2)	Each share of Class B common stock has ten votes and each share of Class A common stock has one vote. The percentage of voting shares reflects the combined effects of both Class B common stock and Class A common stock.
(3)	Rosewood Capital IV, L.P. and Rosewood Capital IV Associates, L.P. are controlled by Rosewood Capital Associates IV, L.L.C., its general partner. Byron K. Adams, Kyle A. Anderson and Peter B. Breck are the managing members of Rosewood Capital Associates IV, L.L.C. The members disclaim beneficial ownership of these shares, except to the extent of their financial interest in the shares. The principal business office of Rosewood Capital IV, L.P. and Rosewood Capital IV Associates, L.P. is One Maritime Plaza #1401, San Francisco, California 94111.
(4)	Includes 14,291,025 shares of Class B common stock held by Mr. Plank individually, 100 shares of Class A common stock held by Mr. Plank individually and 908,975 shares of Class B common stock held by two limited liability companies of which Mr. Plank is the managing member and over whose shares he has sole voting and investment control. Because the 15,200,000 shares of Class B common stock held by Mr. Plank are convertible into shares of Class A common stock on a one-for-one basis under certain circumstances, including at the option of Mr. Plank, Mr. Plank is also deemed to be the beneficial owner of 15,200,000 shares of the Company’s Class A common stock into which the Class B common stock may be converted. Excludes 3,550,000 shares of Class A common stock held by the Plank Investments Limited Partnership. See Note 5 below.
(5)	Plank Investments Limited Partnership, of which each of Kevin A. Plank, J. Scott Plank and Stuart Plank is a limited partner, is a family owned partnership. Jayne Plank is the sole General Partner of the partnership and as such has sole power to vote and sole power to dispose of the shares owned by the partnership. Each of Kevin A. Plank, J. Scott Plank and Stuart Plank disclaims beneficial ownership with respect to any of the shares held by the partnership. Jayne Plank disclaims beneficial ownership with respect to any of the shares held by the partnership except to the extent of her pecuniary interest therein. The principal business address of the partnership is P.O. Box 327, Kensington Maryland 20895.
(6)	Excludes 3,371,403 shares of Class A common stock held by Rosewood Capital IV, L.P. and 252,762 shares of Class A common stock held by Rosewood Capital IV Associates, L.P. Mr. Adams is currently a managing member of Rosewood Capital Associates IV, L.L.C., the general partner of Rosewood Capital IV, L.P. and Rosewood Capital IV Associates, L.P. Mr. Adams disclaims beneficial ownership of the shares held by Rosewood Capital IV, L.P. and Rosewood Capital IV Associates, L.P., except to the extent of his pecuniary interest in such shares.
(7)	Includes 30,000 shares not currently owned but issuable upon the exercise of stock options that are currently exercisable or become exercisable within 60 days.
(8)	Includes 1,440,625 shares of Class A common stock held by Mr. Fulks individually and 359,475 shares of Class A common stock held by Kip J. Fulks 2004 Annuity Trust, of which Mr. Fulks is trustee with sole voting and investment power over the shares held by the trust. Mr. Fulks disclaims beneficial ownership of the shares held by the Kip J. Fulks 2004 Annuity Trust.
(9)	Includes 75,000 shares not currently owned but issuable upon the exercise of stock options that are currently exercisable or become exercisable within 60 days.
(10)	Includes 12,000 shares not currently owned but issuable upon the exercise of stock options that are currently exercisable or become exercisable within 60 days.
(11)	Excludes 3,550,000 shares of Class A common stock held by the Plank Investments Limited Partnership. Includes 2,938,654 shares of Class A common stock held by J. Scott Plank individually and 656,346 shares of Class A common stock held by JS DM Family LLC. J. Scott Plank is the managing member of JS DM Family LLC and has sole voting and investment power over the shares held by JS DM Family LLC.
(12)	Includes 62,000 shares not currently owned but issuable upon the exercise of stock options that are currently exercisable or become excercisable within 60 days.
(13)	On May 22, 2006, the Plank Investments Limited Partnership distributed 362,000 shares of Class A common stock to its limited partner Stuart Plank and 150,000 shares of Class A common stock to its General Partner, Jayne Plank. The Plank Investments Limited Partnership intends to distribute an additional 450,000 shares to its limited partner William H. Plank and 300,000 shares of Class A common stock to its limited partner Colin Harper Plank. In this offering, Jayne Plank is selling all of the shares distributed to her and Stuart Plank is selling 150,000 of the shares distributed to him. Each of the limited partners (other than William H. Plank) has agreed to subject the shares distributed to him that are not sold in this offering to the same 90-day lock-up period applicable to the shares held by the Plank Investments Limited Partnership. See “Underwriting.”

(14)	Includes shares shown as beneficially owned by the directors and executive officers as a group, including 179,000 shares not currently owned but issuable upon the exercise of stock options that are currently exercisable or become exercisable within 60 days.
(15)	Includes 7,500 shares not currently owned but issuable upon the exercise of stock options that are currently exercisable or become exercisable within 60 days.
(16)	Includes 15,000 shares not currently owned but issuable upon the exercise of stock options that are currently exercisable or become exercisable within 60 days.
(17)	Includes 15,000 shares not currently owned but issuable upon the exercise of stock options that are currently exercisable or become exercisable within 60 days.
(18)	Includes 120,000 shares not currently owned but issuable upon the exercise of stock options that are currently exercisable or become exercisable within 60 days.
(19)	Includes 174,550 shares not currently owned but issuable upon the exercise of stock options that are currently exercisable or become exercisable within 60 days.

DESCRIPTION OF CAPITAL STOCK

General

Our amended and restated charter provides that we may issue up to 116,200,000 shares of common stock, par value $.0003 1/3 per share, 100,000,000 of which are designated Class A common stock and 16,200,000 are designated Class B common stock, and permits our board to amend the charter without stockholder approval to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue and to classify or reclassify unissued shares of stock. Upon completion of this offering, 33,544,969 shares of Class A common stock, 13,700,000 shares of Class B common stock and no shares of preferred stock will be issued and outstanding.

Immediately following the closing of this offering, Kevin A. Plank will beneficially own shares of Class B common stock representing 80.3% of the combined voting power of our outstanding common stock. As a result, Mr. Plank will be able to control the outcome of substantially all matters submitted to a vote of our stockholders, including the election of directors, amendments to our charter and mergers or other business combinations. As of May 22, 2006, there were 569 stockholders of record of our common stock.

The following is a summary of the material features of our capital stock. For more detail, please see our amended and restated charter and amended and restated bylaws incorporated herein by reference.

Common Stock

Our amended and restated charter divides our common stock into two classes, Class A common stock and Class B common stock. Holders of Class A common stock and Class B common stock have identical rights, except that the holders of Class A common stock are entitled to one vote per share held of record and holders of Class B common stock are entitled to 10 votes per share held of record on all matters submitted to a vote of stockholders, including the election of directors. Except as provided in the future with respect to any other class or series of stock, the holders of our common stock possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of shares of common stock representing a plurality of the votes cast can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

Holders of our common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any of our securities. Holders of our common stock are entitled to receive dividends when and if authorized and declared by our board of directors out of assets legally available for the payment of dividends. They are also entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all of our known debts and liabilities. These rights are subject to the preferential rights of any other class or series of our stock.

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a statutory share exchange or engage in certain similar transactions outside the ordinary course of business, unless recommended by the board of directors and approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage but not less than a majority of all the votes entitled to be cast on the matter. Our charter provides for approval by a majority of all the votes entitled to be cast in these situations.

Shares of Class B common stock will convert automatically into a like number of shares of Class A common stock as follows:

•	Upon the occurrence of any of the following events with respect to Mr. Plank, all of the Class B common stock originally held by him or a Kevin A. Plank family entity will automatically convert into Class A common stock:

•	The number of shares of Class A common stock and Class B common stock beneficially owned by him and any Kevin Plank family entities, in the aggregate, represents less than 15.0% of the total number of shares of Class A common stock and Class B common stock outstanding;

•	The death of Kevin A. Plank; and

•	Kevin A. Plank’s ceasing to be affiliated with the Company in any capacity (other than as a shareholder) as a result of a permanent disability.

In addition, shares of Class B common stock that are transferred after this offering will automatically convert into a like number of shares of Class A common stock, other than:

•	transfers to a Kevin A. Plank family entity; or

•	transfers to any trustees, in their respective capacities as such, of any Kevin A. Plank family entity that is a trust.

•	pledges that do not grant the pledgee the power to vote or direct the vote of the pledged share or direct the disposition of the pledged share, in each case prior to default.

For purposes of our charter, a Kevin A. Plank family entity is (i) any not-for-profit corporation controlled by Mr. Plank, his wife or children, (ii) any other corporation if at least 66% of the value of its outstanding equity is owned by Mr. Plank, his wife or children; (iii) any partnership if at least 66% of the value of its partnership interests are owned by Mr. Plank, his wife or children; (iv) any limited liability or similar company if at least 66% of the value of the company is owned by Mr. Plank, his wife or children; or (v) any trust the primary beneficiaries of which are Mr. Plank, his wife, children and/or charitable organizations, which if the trust is a wholly charitable trust, at least 66% of the trustees of such trust are appointed by Mr. Plank or his wife.

Each share of Class B common stock will also convert automatically into one share of Class A common stock if a holder ceases to be any of the specified persons listed above.

Once shares of the Class B common stock are converted into shares of Class A common stock, the number of shares classified as Class B common stock will be reduced on a share for share basis and the number of shares of Class A common stock shall be increased on a one-for-one basis. In connection with our initial public offering Kevin A. Plank sold 1,000,000 shares of Class B common stock, which converted upon their sale into shares of Class A common stock. As a result, there are currently outstanding 15,200,000 shares of Class B common stock. None of either the Class A common stock or the Class B common stock may be subdivided or combined unless the shares of the other class are subdivided or combined in the same proportion. The Class B common stock is not being registered as part of this offering and currently we have no plans to do so in the future.

We may not make any dividend or distribution to any holder of either class of common stock unless simultaneously with such dividend or distribution we make the same dividend or distribution with respect to each outstanding share of the other class of common stock. In the case of a dividend or other distribution payable in shares of a class of common stock, including distributions pursuant to stock splits or divisions of common stock, only shares of Class A common stock may be distributed with respect to Class A common stock and only shares of Class B common stock may be distributed with respect to Class B common stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of the common stock, is payable in shares of a class of common stock, the number of shares of each class of common stock payable per shares of such class of common stock shall be equal in number.

In the event of a merger or consolidation of our company with or into another entity (whether or not our company is the surviving entity), the holders of Class A common stock shall be entitled to receive the same per-share consideration as the per-share consideration, if any, received by any holder of the Class B common stock in such merger or consolidation.

No additional shares of Class B common stock may be issued except in connection with a stock split or stock dividend on the Class B common stock in which the Class A common stock is similarly split or receives a similar dividend.

Preferred Stock

We do not have any shares of preferred stock outstanding. Our charter specifically provides that we may issue, from time to time and without further vote or action by the stockholders, shares of preferred stock in one or more series. Each series of preferred stock shall have the number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges, as shall be determined by our board of directors, which may include dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights.

Power to Issue Additional Shares of and Recapitalize Common Stock and Preferred Stock

We believe the power to issue additional shares of common stock or preferred stock and to classify or reclassify unissued shares of common or preferred stock and thereafter to issue the classified or reclassified shares provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although we have no present intention of doing so, we could issue a class or series of stock that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of common stock or otherwise be in their best interest.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is American Stock Transfer and Trust Company.

Listing

The Class A common stock is quoted on The Nasdaq National Market under the symbol “UARM.”

Certain Provisions of Maryland Law and of Our Charter and By-Laws

Board of Directors

Our charter and bylaws provide that the number of our directors may be established by the board of directors. Our charter provides that any vacancy will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining directors.

Our board is not currently classified and, although it would otherwise be permissible under Maryland law for our board to become classified without stockholder approval, we have included a provision in our charter prohibiting the classifying of our board without the recommendation of the board and the affirmative vote of a majority of the votes cast on such matter by holders of our common stock.

Removal of Directors

Our charter provides that a director may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the votes entitled to be cast in the election of directors.

Business Combinations

Our charter contains a provision opting out of the Maryland business combination statute, which would otherwise prohibit specified business combinations between the Company and any interested stockholder or affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder becomes an interested stockholder.

Control Share Acquisitions

Our bylaws contain a provision exempting any and all acquisitions of our shares from the provisions of the Maryland Control Share Acquisition Act, which provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. However, our board may opt to make these provisions applicable to future control share acquisitions at any time by amending or repealing this bylaw provision.

Consideration of Constituencies

Maryland law provides that a charter of a Maryland corporation may allow its board of directors, in considering a potential acquisition of control of the corporation, to consider the effects of the change of control on stockholders, employees, suppliers, customers and creditors of the corporation, and the communities in which offices or other establishments of the corporation are located. Our charter contains this type of provision.

Amendment to the Charter

Our charter generally may be amended only upon the recommendation of the board of directors and the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter, except that the board of directors may, without action by our stockholders, amend our charter to increase or decrease the aggregate number of shares of stock of any class or series that we have authority to issue. However, our charter provisions regarding removal of directors, vacancies on the board of directors and amendment of the bylaws may be amended only by the affirmative vote of holders of not less than two-thirds of all of the votes entitled to be cast on the matter.

Advance Notice of Director Nominations and New Business

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to the board of directors and the proposal of business to be considered by stockholders may be made only:

•	pursuant to our notice of the meeting;

•	by the board of directors; or

•	by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures specified in the bylaws.

Special Meeting of Stockholders

Our bylaws provide that a special meeting of stockholders may be called by our chairman, president, chief executive officer or a majority of our board of directors. In addition, our secretary must also call a special meeting of stockholders upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at that meeting.

Majority Action

Our charter provides that any corporate action which, under the general corporation laws of the State of Maryland would (in the absence of a provision in our charter) require the authorization or approval of a greater proportion than a majority of all votes entitled to be cast for such action to be effective and valid, shall be effective and valid if authorized or approved by at least a majority of all the votes entitled to be cast.

Limitation of Liability and Indemnification

Maryland law permits us to include in our charter a provision limiting the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment as material to the cause of action. Our charter contains a provision that eliminates directors’ and officers’ liability to stockholders for money damages to the maximum extent permitted by Maryland law.

Maryland law requires us (unless our charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he is made a party by reason of his service in that capacity. Maryland law permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding unless it is established that:

•	the act or omission was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under Maryland law, we may not indemnify for an adverse judgment in a suit by or in our right where the director is adjudged to be liable to us or for a judgment on the basis that personal benefit was improperly received, unless, in either case, a court orders indemnification and then only for expenses.

In addition, Maryland law permits us to advance reasonable expenses to a director or officer upon our receipt of a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification and a written undertaking by him or on his behalf to repay the amount paid or reimbursed by us if it is ultimately determined that the standard of conduct was not met.

Our charter requires us to indemnify, to the fullest extent permitted by Maryland law, our directors and our officers. Our bylaws require us to indemnify, to the fullest extent permitted by Maryland law, any present or former director or officer, or person who has agreed to become a director or officer, or any person who, at our request, serves another corporation or other enterprise as a director, officer, employee or agent, and allow us to indemnify, to the fullest extent permitted by Maryland law, any employee or agent, against all expenses, liabilities and losses reasonably incurred or suffered by that person in connection with that status and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding an aggregate of 47,244,969 shares of common stock, including 33,544,969 shares of Class A common stock and 13,700,000 shares of Class B common stock, assuming no exercise of outstanding options. Each share of Class B common stock will be convertible at any time, at the option of the holder, into one share of Class A common stock. Each share of Class B common stock shall convert automatically into one share of Class A common stock upon transfer, with limited exceptions. All of the shares sold in our initial public offering and in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144, may generally only be sold in compliance with the limitations of Rule 144, which is summarized below. The lock-up agreements entered into in connection with our initial public offering expire by their terms on May 17, 2006. Approximately 24 million shares will be restricted shares under the terms of the Securities Act and may be eligible for sale as described below following the expiration of lock-up agreements between our officers, directors and stockholders and the underwriters.

Sales of Restricted Securities

Restricted shares may be sold in the public market only if they are registered under the Securities Act or if they are sold pursuant to an exemption from registration, such as the exemptions provided by Rule 144, 144(k) or 701 promulgated under the Securities Act, each of which is summarized below.

In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted shares for at least one year and has complied with the requirements described below would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the number of shares of Class A common stock then outstanding, which will equal approximately 333,841 shares immediately after this offering, or the average weekly trading volume of our Class A common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 reporting the sale. Sales under Rule 144 are also restricted by manner of sale provisions, notice requirements and the availability of current public information about us. Rule 144 also provides that our affiliates who are selling shares of our common stock that are not restricted shares must comply with the same restrictions applicable to restricted shares with the exception of the one-year holding period requirement.

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner that is not an affiliate of ours, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Accordingly, unless otherwise restricted, any such shares may be sold upon the expiration of the lock-up period described below.

Shares issued in reliance on Rule 701, such as the shares of Class A common stock acquired upon the exercise of options or pursuant to other rights granted under one of our equity incentive plans, are also restricted, and may be resold, to the extent not restricted by the terms of the lock-up agreements by non-affiliates, subject only to the manner of sale provisions of Rule 144, and by affiliates under Rule 144, without compliance with its one-year minimum holding period. Of the total shares issuable upon exercise of these options, 511,500 are subject to 90-day lock-up agreements.

Additional Registration Statements

Registration Rights Agreement

Several of our existing stockholders, including the Rosewood entities, are entitled to rights with respect to the registration of their shares (including the registration of shares being sold in this offering)

under the Securities Act pursuant to a registration rights agreement that we entered into with these stockholders. Any shares registered pursuant to this agreement would become freely tradable without restriction under the Securities Act. The Rosewood entities currently hold demand registration rights under this agreement pursuant to which they could require us to register their shares. These demand registration rights will terminate in connection with the sale by the Rosewood entities of all of the shares of our common stock held by them in this offering.

The stockholders who are parties to the registration rights agreement also have piggyback registration rights which apply when we register shares other than pursuant to a Form S-4 or S-8. Our registration rights agreement also provides that the number of shares included by any stockholder in an underwritten public offering may be reduced if and to the extent the underwriters for such offering determine that the number of shares to be included in the registration exceeds the number that the underwriters believe they can sell.

We are required to bear all registration fees and expenses related to the registrations under the registration rights agreement, excluding any transfer taxes relating to the sale of the shares held by our existing stockholders, any underwriting discounts or selling commissions and certain expenses that may be necessary to enable our existing stockholders to consummate the disposition of shares in certain jurisdictions. The rights of the holders who are parties to the registration rights agreement terminate upon the earlier of five years from November 23, 2005 or, with respect to any holder who holds less than one percent of our outstanding common stock, such time as all of that holder’s securities may be sold within a 90-day period in a single transaction under Rule 144 of the Securities Act.

Letter Agreement with Stockholder

We entered into a letter agreement with Raymond L. Bank, one of our stockholders, that grants him the right, in the event of a sale of shares of our common stock by Kevin A. Plank or his family, to sell his shares upon the same terms. As a result of the sale of common stock by Kevin A. Plank and members of his family, we may be required to file a registration statement to register sales of the 260,000 shares of Class A common stock held by Mr. Bank. In addition to other shares that become available for sale in the public market, these shares could cause the price of shares of our Class A common stock to decline.

Effects of Sales of Shares

We cannot predict what effect, if any, that sales of shares of our common stock from time to time, or the availability of shares of our common stock for future sale, may have on the price for shares of our Class A common stock. Sales of substantial amounts of common stock, or the perception that such sales could occur, could adversely affect prevailing prices for our Class A common stock and could impair our future ability to obtain capital through an offering of equity securities.

UNDERWRITING

Under Armour, Inc., the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., CIBC World Markets Corp., Wachovia Capital Markets, LLC, Banc of America Securities LLC, Piper Jaffray & Co. and Thomas Weisel Partners LLC are the representatives of the underwriters.

Underwriters	Number of Shares of Class A Common Stock
Goldman, Sachs & Co.	3,631,583
CIBC World Markets Corp.	1,271,054
Wachovia Capital Markets, LLC	1,271,054
Banc of America Securities LLC	363,158
Piper Jaffray & Co.	363,158
Thomas Weisel Partners LLC	363,158

Total	7,263,165

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,089,474 shares of Class A common stock from certain selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$1.36	$1.36
Total	$9,877,904.40	$11,359,589.04

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.8160 per share from the public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.1000 per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms.

Under Armour, Inc., the selling stockholders, Plank Investments Limited Partnership, each of our directors and executive officers and each of our vice presidents who owns as of the date of the underwriting agreement 100,000 or more shares of our Class A common stock have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives.

The 90-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 90-day restricted period Under Armour, Inc. issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 90-day restricted period, Under Armour, Inc. announces that it will release earnings results during the 16 day period beginning on the last day of the 90-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or announcement of the material news or event. This agreement does not apply to any existing employee benefit plans. In addition, these restrictions do not pertain to sales or other dispositions of, in the aggregate, up to 100,000 shares of our Class A common stock held by our executive officers and our vice presidents who own as of the date of the underwriting agreement 100,000 or more shares of our Class A common stock. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

On May 22, 2006, the Plank Investments Limited Partnership distributed 362,000 shares of Class A common stock to its limited partner Stuart Plank and 150,000 shares of Class A common stock to its General Partner, Jayne Plank. The Plank Investments Limited Partnership intends to distribute an additional 450,000 shares to its limited partner William H. Plank and 300,000 shares of Class A common stock to its limited partner Colin Harper Plank. In this offering, Jayne Plank is selling all of the shares distributed to her and Stuart Plank is selling 150,000 of the shares distributed to him. Each of the limited partners (other than William H. Plank) has agreed to subject the shares distributed to him that are not sold in this offering to the same 90-day lock-up period applicable to the shares held by the Plank Investments Limited Partnership.

Under Armour, Inc. Class A common stock is quoted on The Nasdaq National Market under the symbol “UARM.”

A prospectus in electronic format will be made available on the websites maintained by one or more of the lead managers of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from certain selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on The Nasdaq National Market, in the over-the-counter market or otherwise.

In connection with the issue of the shares of common stock, Goldman, Sachs & Co. (the “Stabilizing Manager” (or persons acting on behalf of the Stabilizing Manager)) may over-allot common stock or effect transactions with a view to supporting the market price of the common stock at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilizing Manager (or persons acting on behalf of the Stabilizing Manager) will undertake stabilization action. Such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

Each of the underwriters has represented and agreed that:

(a) it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(c) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

The selling stockholders estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $650,000.

Under Armour, Inc. and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for Under Armour, Inc. for which they received or will receive customary fees and expenses. In 2003, in connection with the sale of Under Armour, Inc.’s Series A preferred stock, CIBC World Markets Corp. provided Under Armour, Inc. with certain financial advisory and placement agent services, including introducing Under Armour, Inc. to potential investors. In December 2003, Under Armour, Inc. entered into a master loan and security agreement with Wachovia Bank, N.A., an affiliate of Wachovia Capital Markets, LLC. Wachovia can, at its discretion, make loans to Under Armour, Inc. upon Under Armour, Inc.’s request under this facility. Under this facility, the Company borrowed $1.3 million for the purchase of qualifying furniture and fixtures. The outstanding principal balance was repaid during the three months ended March 31, 2006. In addition, Wachovia Bank, N.A. is a lender under Under Armour, Inc.’s revolving credit facility. There are currently no amounts outstanding under this facility.

VALIDITY OF CLASS A COMMON STOCK

The validity of the issuance of the Class A common stock offered hereby will be passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, New York, New York, and for the underwriters by Sullivan & Cromwell LLP, New York, New York, each of which may rely with respect to matters of Maryland law on Hogan & Hartson L.L.P.

EXPERTS

The consolidated financial statements of Under Armour as of December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005 incorporated by reference in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, and file reports, proxy statements and other information with the SEC. We have also filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 registering the Class A common stock to be sold in this offering. As permitted by the rules and regulations of the SEC, this prospectus does not contain all of the information included in the registration statement and the exhibits and schedules filed as a part of the registration statement. For more information concerning us and the Class A common stock to be sold in this offering, you should refer to the registration statement and to the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement or other document filed as an exhibit to the registration statement are not necessarily complete, and in each instance reference is made to the copy of the agreement filed as an exhibit to the registration statement, with each statement being qualified by this reference.

The registration statement, including the exhibits and schedules filed as a part of the registration statement, may be inspected at the public reference room of the SEC at 100 F Street, N.E., Washington, DC 20549 and copies of all or any part thereof may be obtained from that office upon payment of the prescribed fees. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room and you can request copies of the documents upon payment of a duplicating fee, by writing to the SEC. In addition, the SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC which can be accessed at http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information that we file with it, meaning we can disclose important information to you by referring you to those documents already on file with the SEC. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the following documents:

•	our Annual Report on Form 10-K for the year ended December 31, 2005, filed on March 15, 2006;

•	our Proxy Statement relating to the annual meeting to be held on May 31, 2006, filed on April 25, 2006 (other than the portions of such Proxy Statement that are furnished rather than filed under the Exchange Act of 1934); and

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed on May 10, 2006.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of the reports and documents that have been incorporated by reference in this prospectus, at no cost. Any such request may be made by writing or telephoning us at the following address or phone number:

Kevin M. Haley Vice President—House Counsel and General Counsel

Under Armour, Inc.

1020 Hull Street, 3rd Floor

Baltimore, Maryland 21230

Telephone (410) 931-6428

These documents may also be accessed through out internet web sit at www.underarmour.com or as described under “Where You Can Find Additional Information” above. The information and other content contained on or linked from our internet website are not part of this prospectus.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

7,263,165 Shares

Under Armour, Inc.

Class A common stock

Goldman, Sachs & Co.

CIBC World Markets

Wachovia Securities

Banc of America Securities LLC Piper Jaffray

Thomas Weisel Partners LLC